UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Fanchise League Company, LLC - FCF Team 4 LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 29, 2020

Physical address of issuer
2629 Manhattan Avenue, #218, Hermosa Beach, CA 90254, United States

Website of issuer
https://www.fcf.io/home

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Team Units

Target number of Securities to be offered
16,667

Price (or method for determining price)
$1.50

Target offering amount
$25,000.50

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$265,000

Deadline to reach the target offering amount
April 30, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$0	$0
Cash and Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Sohrob Farudi
_____
(Signature)

Sohrob Farudi
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sohrob Farudi
_____
(Signature)

Sohrob Farudi
_____
(Name)

CEO, Manager
_____
(Title)

January 27, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum to Form C
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: League Operating Agreement
EXHIBIT G: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

January 27, 2021

Fanchise League Company, LLC - FCF Team 4 LLC



Up to $265,000 of Team Units

Fanchise League Company, LLC - FCF Team 4 LLC ("**Team 4**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $265,000 worth of Team Units of the Company (the "**Securities**"). The minimum target offering amount is $25,000.50 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $265,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by April 30, 2021 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Investment commitments will be represented by a pro rata beneficial interest (bases on the amount invested) in an Team Units Instrument, attached hereto as Exhibit E. Under the Team Units Instrument, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the trustee, custodian and legal record holder (the "**Custodian")** for this Offering. Investors will be required to establish, or verify that they already have an account with the Custodian in order to receive Securities from this Offering.

The rights and obligations of the holders of Securities of the Company are set forth below in the Subscription Agreement and Team Unit Instrument, attached hereto as Exhibit E. In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.fcf.io/home

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://republic.co/fcf-wild-aces

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Fanchise League Company, LLC - FCF Team 4 LLC is a Delaware Limited Liability Company incorporated/formed on September 29, 2020

The Company is located at 2629 Manhattan Avenue, #218, Hermosa Beach, CA 90254, United States.

The Company's website is https://www.fcf.io/home

The Company conducts business in All 50 states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/fcf-wild-aces and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Team Unit Instrument, as described in Exhibit E. Under the Omnibus Team Unit Instrument, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the trustee, custodian and legal record holder (the "**Custodian"**) for this Offering. In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian.

Minimum amount of Team Units	16,667
Total Team Units outstanding after Offering if Target Offering Amount met	16,667[*]
Maximum amount of Team Units being offered	265,000
Total Team Units outstanding after Offering if Maximum Offering Amount met	265,000[*]
Purchase price per Security	$1.50 per Unit
Minimum Individual Purchase Amount	$150.00[+]
Offering deadline	April 30, 2021

Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 29.

*The total number of Team Units outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150.00	$9.00	$141.00
Aggregate Target Offering Amount	$25,00.50	$1,500.03	$23,500.47
Aggregate Maximum Offering Amount	$265,000	$15,900	$249,100

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may

be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.
We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative

arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Specifically, we rely on Twtich, the gaming streaming service, as the exclusive live stream partner for the League's games. Any technical problem with Twitch during one of our games could cause great harm to the business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of

operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

The Company could be indirectly sold at the holding company level, in which case the investors may not receive any benefit and the Company may never undergo a liquidity event.
The Company is a wholly-owned subsidiary of the holding company, and some of the holding company's shareholders are the Company's officers and directors. If the holding company's shareholders decide to sell their units to a new owner, the investors may never benefit from the Company being sold at a parent level. Thus, the investors' rights and value of their investment in the Company may be limited or adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

COVID-19 risks could affect the company in two ways: 1) a regulatory shut down prohibiting the Company's accommodation partners from providing housing to its personnel or prohibiting athletic events and/or practices could impair the Company's ability to commence or complete its first season; or 2) an internal COVID-19 outbreak in the League's segregated bubble environment could result in a forced League-wide quarantine, delaying game schedules and increasing the Company's expenditures to complete the season.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Investors will be required to purchase the Company Team Units in this offering using custodial accounts managed by Prime Trust, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee.
In order to better manage its cap table, the Company has elected to exclusively accept investment commitments in the offering through custodial accounts managed by the escrow agent, Prime Trust, LLC. Therefore, to make an investment commitment, a prospective Investor must make a custodial account with Prime Trust and subscribe to the offering in a manner that appoints Prime Trust, LLC as their custodian. While Investors will be able to receive a full refund if their consideration if they cancel their investment commitment, if the Investor wishes to transfer the Company common stock purchased in this offering out of the Prime Trust custodial account, they may incur a fee.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.
If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Risks Related to the Securities

The Team Units will not be freely tradable until one year from the initial purchase date. Although the Team Units may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Team Units. Because the Team Units not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Team Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Team Units may also adversely affect the price that you might be able to obtain for the Team Units in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

In exchange for each individual Investor's commitment, Investors will receive a beneficial interest in the Omnibus Team Unit Instrument, not Common Stock.

The beneficial interest in the Omnibus Team Unit Instrument does not entitle Investors, excluding Prime Trust as the custodian and trustee, to any voting, information or inspection rights with respect to the Company, aside from any disclosure the Company is required to make under relevant securities regulations, nor are Investors entitled to exchange the beneficial interest for Team Units. Prime Trust as the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Team Unit Instrument in its sole and absolute discretion. Investors should carefully review the subscription agreement for Omnibus Team Unit Instrument to understand the risks inherent in this investment.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never undergo a liquidity event.

The Company may never receive a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Series LLC

Under Delaware State law, a limited liability company may be composed of individual series of membership interests. The Company has been created as a series of Fanchise League Company, LLC. Each series effectively is treated as a separate entity, meaning the debts, liabilities, obligations and expenses of one series cannot be enforced against another series of the series limited liability company or against the series limited liability company itself, so long as each series complies with the requirements for it to be deemed a "protected series." Each series can hold its own assets, have its own members, conduct its own operations and pursue different business objectives, but remain insulated from claims of members, creditors or litigants pursuing the assets of or asserting claims against another series. There is a certain degree of uncertainty surrounding the series limited liability company form. For example, the legal separation of the assets and liabilities of each series in a series limited liability company has not been thoroughly tested in court, including federal bankruptcy courts. Although Delaware law provides for legal separation of series, it is possible that courts in other states or jurisdictions would not recognize a legal separation of assets and liabilities in one or more situations. Therefore, even if a Delaware series limited liability company were properly operated with distinct records relating to the assets and liabilities of each series, a court in another jurisdiction could determine not to recognize the legal separation afforded under Delaware or federal bankruptcy law. There is also some uncertainty as to how the IRS will treat the separation of series limited liability company for tax purposes, although most series are treated as separate entities that by default are either partnerships or disregarded entities. The IRS has reserved the right to impose the tax liability of one series onto the series limited liability company or another series.

Members of a Limited Liability Company

Limited liability companies are widely prevalent in today's business environment, in part because they are flexible vehicles that do not require the same rigid policies and procedures as a corporation. This flexibility, however, means that the relationship of members of a limited liability company are largely governed by the Operating Agreement. The governance of any limited liability company can be drastically different from the governance of any other limited liability company. Investors should review the Operating Agreement closely prior to making an investment.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Certain Limited Tax Risks

Partnership Tax Treatment

For federal income tax purposes, the Company is currently treated as a "partnership." This means that the Company itself is *not* subject to federal income tax. Partnerships are pass-through entities, and all items of income, gain, loss, deduction, and credit are allocated to the partners who are then responsible for their individual tax allocations. The Company will file an information tax return annually on Form 1065 and issue Schedule K-1 to each Investor. Investors may be allocated items of income or gain *without* receiving any distributions or cash. This means that Investors will be responsible for paying any such tax liability, regardless of whether they have received distributions from the Company sufficient to cover any federal, state, or local tax liability.

The League and the Manager have broad discretion to make an alternate election such that the Company would be treated other than a "partnership" for tax purposes. For example, the manager could elect to treat the Company as an "S-Corp" or a "C-Corp" by making appropriate elections. Any decision to make either election may be influenced by a personal tax benefit to the manager or certain members only.

Targeted Allocations

Tax allocations will generally be allocated to the members in the same manner as distributions would be made if, at the end of the applicable tax period, all the assets of the Company were sold at book value, all debts were paid and the remaining assets were distributed to the members (subject to any special or regulatory allocations, including a qualified income offset). The League expects the allocations to be honored by the IRS and believes such allocations to have "substantial economic effect." However, the manager does not and cannot guarantee that the allocations will be honored and the Company may be required to amend its Form 1065 or one or more Schedule K-1s for any applicable tax year. The Manager and the League may determine, with the advice of tax advisers, that either a single partnership return will be filed for the League or that separate tax returns will be filed for each series of the League.

Phantom Income

There is no guarantee that Investors will receive distributions whenever Investors are allocated items of income or gain, and Investors may be required to cover a substantial tax liability with assets from other sources. The manager intends to take reasonable steps to make distributions sufficient to cover any tax liability, but the manager has no obligation to do so.

Partnership Representative

A "partnership representative" is a person appointed by a partnership to handle various tax issues as they arise. The manager is the partnership representative and, as such, may, in its discretion, make tax determinations, including re-allocating items of gain, loss, deduction, income, or credit to one or more members. By making an investment, each Investor will be required to appoint the manager as the "partnership representative," which limits the Investor's rights to participate and make determinations as to how items under dispute by the IRS may be treated.

THE FOREGOING IS ONLY A *BRIEF* EXPLANATION OF A FEW OF THE POTENTIAL TAX RISKS INVOLVED IN MAKING AN INVESTMENT IN THE COMPANY. INVESTORS SHOULD RELY ON THEIR OWN TAX ADVISERS IN MAKING ANY DECISION TO INVEST, NOT ON THE FOREGOING STATEMENTS.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE

PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Fanchise League Company, LLC - FCF Team 4 LLC (the "Company") is a series of the Delaware Series LLC: Fanchise League Company, LLC. The Company was incorporated in Delaware on September 29, 2020. The Company operates a professional football team, the Wild Aces, that will play as part of the Fan Controlled Football (FCF) league in 2021. The inaugural FCF season will be held in Georgia in the first quarter of 2021. The FCF will enable fans to collectively call plays in real-time, draft players, make roster decisions and a host of other decisions generally reserved for coaches, GM's, and team owners. Fans will be able to watch and participate live via the FCF's partnership with Twitch. The FCF's website is www.fcf.io.

Business Plan
The FCF will generate revenues via league and team level sponsorships, broadcast and licensing agreements, online advertising and subscriptions, in-app purchases, digital goods, and merchandise sales. The Company will be allocated its attributable share of these revenues after the FCF covers league and team level costs.

The Company's Products and/or Services

Product / Service	Description	Current Market
Interactive Sports & Entertainment	Indoor football team with real-time live play calling by fans	Sports fans and gamers
eSports interactive shoulder content	Shoulder programming and unscripted content centered around the team, its players, coaches, fans and the league	Sports fans and gamers

Competition
Fantasy sports providers

Customer Base
The Twitch community, general sports fans, especially those that that participate in fantasy sports, as well as active gamers, especially those that play Madden.

Supply Chain
We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any service provider become unavailable, with the exception of Twitch as they are the exclusive provider of live streaming for the League's games.

Intellectual Property
The Company does not own any trademarks or patents.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The company is unaware of any threatened or actual litigation against it.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds (See Description Below)	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fee	6%	$1,500	6%	$15,900
Uniforms and Equipment	28%	$7,000	28%	$74,200
Medical	39%	$9,750	39%	$103,350
Meals	27%	$6,750	27%	$71,550
Total	**100.00%**	**$25,000***	**100.00%**	**$265,000**

*Rounded down to the nearest dollar.

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Intermediary Fee

This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Uniforms and Equipment

These proceeds will be used for game and practice uniforms, apparel and equipment used by players, coaches and football operations personnel.

Medical

These proceeds will be used for medical expenses related to treating player injuries and COVID-19 safety measures, including testing and treatment.

Meals

These proceeds will be used for player, coach and personnel meals while residing in FCF Bubble in Georgia.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

MANAGER

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sohrob Farudi	Manager, CEO	Fanchise- Co Founder, 2015-Present	The George Washington University School of Business - Master's

			Degree, Information Systems

Sohrob Farudi

Sohrob Farudi is currently the Co-Founder and CEO of the FCF.

Before setting out to disrupt the world of sports and entertainment, Farudi, an accomplished C-level executive and venture-backed entrepreneur, headed companies across sectors in web analytics, digital marketing, and mobile. As co-founder and CEO of Flipswap, Farudi led the company from "garage startup" to venture-backed company, securing a $14M Series A from RRE Ventures and NGEN Partners. Under Mr. Farudi's guidance Flipswap secured the #81 ranking on Inc Magazine's 2009 list of 500 fastest-growing companies, and in 2011 Sohrob led the merger/sale of Flipswap to HYLA Mobile in a transaction that included a $35M investment from Kleiner Perkins.

Mr. Farudi has held the CEO position at multiple startups, as well as served as an investor and advisor to numerous companies over the past decade. In the not-so-tech space, he is a co-founder and Board Member of Jealous Devil, the best hardwood lump charcoal in the world and a co-founder of TrophyRings, the most badass fantasy football rings on the planet. He currently serves as a mentor for TechStars Sports and has been a featured speaker at events including SXSW, NAB, Hashtag Sports, and the MIT Sloan Sports & Analytics Conference.

Mr. Farudi started his career as a consultant at Accenture. He holds an MS in Information Systems from the George Washington University School of Business and a BS in Finance from the University of Maryland, where he graduated in just three years.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sohrob Farudi	Manager, FCF Co-Founder and CEO	Fanchise- Co Founder, 2015-Present	The George Washington University School of Business - Master's Degree, Information Systems

Key Personnel

The key personnel of the Company are listed below along with all positions and offices held at the League and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Patrick Dees	FCF Co-Founder and Chief Gaming Officer	FCF - Head of game content and production 2017 – Present	University of Arizona – 2000
Grant Cohen	FCF Co-Founder and Chief Product Officer	FCF - Head of off-the-field product and marketing 2017 – Present	BSC, University of Miami – 2003
Ray Austin	FCF Co-Founder and	FCF - Commissioner and head	BA, University of

| Commissioner | of football experience 2017 – Present | TN – 1996 |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of security	Team Units
Amount Authorized	1,800,000
Amount outstanding	1,300,000
Par Value (if applicable)	N/A
Voting Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Team Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	29.52%

Type/Class of security	Voting Units
Amount Authorized	1,000,000
Amount outstanding	1,000,000
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per unit
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Voting Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	22.70%

Type/Class of security	Team Incentive Units
Amount Authorized	2,200,000
Amount outstanding	0
Par Value (if applicable)	N/A
Voting Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Team Incentive Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	47.78%

Debt

The Company has no outstanding debt.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Fan Controlled Sports & Entertainment, Inc.**	1,300,000 /Team Units 1,000,000/Voting Units	100%

**FCF CEO, Sohrob Farudi, is the individual who has the ability to vote and dispose of the Units.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Fanchise League Company, LLC - FCF Team 4 LLC (the "**Company**") was incorporated on September 29, 2020 under the laws of the State of Delaware, and is headquartered at 2629 Manhattan Avenue, #218, Hermosa Beach, CA 90254, United States. Fanchise League Company, LLC -FCF Team 4 LLC (the "Company") is a Delaware Series of the Series LLC: Fanchise League Company, LLC. (the "**League**") The League was incorporated in Delaware on September 29, 2020. The Company operates a professional football team that will play as part of the Fan Controlled Football (FCF) league in 2021. The inaugural FCF season will be held in Georgia in the first quarter of 2021. The FCF will enable fans to collectively call plays in real-time, draft players, make roster decisions and a host of other decisions generally reserved for coaches, GM's, and team owners. Fans will be able to watch and participate live via the FCF's partnership with Twitch. The FCF will generate revenues via league and team level sponsorships, broadcast and licensing agreements, online advertising and subscriptions, in-app purchases, digital goods, and merchandise sales. The Company will be allocated its attributable share of these revenues after the FCF covers league and team level costs. The FCF's website is www.fcf.io.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had no cash on hand and has not yet created a bank account.

The Company had $0 in cash as of its December 4, 2020. The Company is capitalized by its parent company Fan Controlled Sports & Entertainment, Inc. The parent company is prepared to capitalize the Company through its first season, leaving it with a runway of at least 5 months.

The Company has $0 in convertible notes outstanding.

The Company has authorized 1,800,000 Team Units, 1,300,000 of which are issued and outstanding. The Company has authorized 1,000,000 Voting Units, 1,000,000 of which are issued and outstanding. The Company has authorized 2,200,000 Team Incentive Units, none of which are issued and outstanding.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Team Units	1,300,00	1,300,000	Company Formation	9/29/2020	Section 4(a)(2)
Voting Units	1,000,00	1,000,000	Company Formation	9/29/2020	Section 4(a)(2)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $265,000 of the Securities under this Offering for a total of the Maximum Offering Amount. The Company is attempting to raise a minimum amount of the Target Offering Amount in this Offering with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by the Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Team Unit Instrument, as described in Exhibit E. Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the trustee, custodian and legal record holder (the "**Custodian**") for this Offering. In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Escrow Agent.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $150.00.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

The Company is a series of Franchise League Company, LLC. As such, the governance of the Company is in large part set out in the Franchise League Company, LLC Operating Agreement attached hereto as Exhibit F (the "**Operating Agreement**"). All capitalized terms that are not defined herein shall have the meaning assigned to the in the Operating Agreement of Franchise League Company, LLC. We request that you please review this Form C and the IPA attached as Exhibit E in conjunction with the following summary information.

Authorized Capitalization

The Company has authorized three classes of securities. Team Units, Team Incentive Units, and Voting Units

Rights and Duties of the Manager

The business and affairs of the Company shall be managed by the League. All decisions concerning the business and affairs of the Company shall be made by the League. The League shall serve as manager of the Company until its successors are selected.

Dissolution

The Company shall have perpetual existence unless it is dissolved and its affairs shall have been wound up upon the written consent of the Company or the entry of a decree of judicial dissolution. The existence of the Company as a separate legal entity shall continue until the cancellation of its Certificate by the manager of the Company who, as of the date of the Offering, is Sohrob Farudi (the "**Manager**").

Termination
Company may be terminated upon the signing of a Termination Agreement between the Company and Franchise League Company, LLC.

Voting and Control

The units of the Company represent interests only in the Company and not in the Franchise League Company, LLC. The majority vote of those holding a Voting Interest will controls all decisions.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

The Company and the Manager have the sole and exclusive authority to grant, convey, sell, transfer, hypothecate, disassociate or otherwise dispose of all or a portion of the Securities without input or vote of the Investors.

Any Transfer or attempted Transfer of an Interest in the Company in contravention of the Operating Agreement will be invalid and of no force or effect. The Transfer or attempted Transfer of the Securities in violation of the Operating Agreement will not affect the beneficial ownership of the Securities, and, notwithstanding such Transfer or attempted Transfer, the Investor making such prohibited Transfer or attempted Transfer shall retain the right to receive liquidation proceeds with respect to the Securities.

Following a Transfer of the Securities that is permitted under the Operating Agreement, the transferee of such Securities shall be treated as having made all of the capital contributions in respect of, and received all of the distributions received in respect of, such Securities, shall succeed to the Capital Account associated with such Securities and shall receive allocations and distributions pursuant to the Operating Agreement in respect of such Securities.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Drag Along Rights

Investors in the Company holding in the aggregate not less than 51% of the issued and outstanding Voting Units (as defined in the Operating Agreement) within such series (a "Team Majority") will have the right to cause all other Investors of the Company to join the Team Majority in a bona fide sale of outstanding Company units (a "Team Sale") to a third party, subject to the Manager's approval pursuant to the operating agreement. In connection with the foregoing sentence, each Investor will be required to agree with respect to all securities of the Company that he, she or it own(s) or otherwise exercises dispositive authority: (i) to participate in the Team Sale and sell his, her or its Securities within the Company in an amount equal to the product of (x) the number of Team Units (as defined in the Operating Agreement) held by such Investor multiplied by (y) a fraction, the numerator of which is the aggregate number of Team Units within the Company proposed to be transferred in such transaction and the denominator of which is the aggregate number of all issued and outstanding Team Units of the Company as of the date of such transaction; (ii) in the event such Team Sale is to be brought to a vote at a meeting of the Company having voting rights under the operating agreement, after receiving proper notice of any meeting of the Company to vote on the approval of the Team Sale, to be present, in person or by proxy, as a holder of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings; (iii) to vote (in person, by proxy or by action by written consent, as applicable) all Securities of the Company to which it has beneficial ownership in favor of such Team Sale and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the Company majority to consummate such Team Sale; (iv) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Team Sale; (v) to execute and deliver all related documentation and take such other action in support of the Team Sale as shall reasonably be requested by the Company majority.

Distributions & Liquidation

Distributions to Investors will occur in accordance with the terms of the Operating Agreement. Because the Company is a series of a series limited liability and due to the somewhat complex nature of distributions and the interplay among the series limited liability company generally, other series, and the Company, it is important that Investors fully understand their rights to distributions under the Operating Agreement. Distributions with respect to any Investor are not guaranteed. Distributions will generally be allocated by the Manager to each series (and to the Company) based on revenues and net income generated by the applicable series (or the Company) and each series will share in the overall net profits of the League. The brief summary of ordinary and liquidation distributions here should not be relied upon. **Investors should review the full terms of the Operating Agreement, together with its Exhibits**.

Operating Agreements – Generally

THE SECURITIES ARE SUBJECT TO A NUMBER OF TERMS, RESTRICTIONS, OBLIGATIONS, AND CONDITIONS AS CONTAINED IN THE OPERATING AGREEMENT. INVESTORS MUST THOROUGHLY READ AND UNDERSTAND THE PROVISIONS AND TERMS OF THE OPERATING AGREEMENT AND

SHOULD ONLY MAKE AN INVESTMENT IN THE COMPANY AFTER THE INVESTOR ALONE OR WITH ADVISERS HAS UNDERSTOOD FULLY THE RIGHTS OF HOLDERS OF THE SECURITIES AS STATED IN THE OPERATING AGREEMENT.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Fanchise League Company LLC
– FCF Team 4, LLC

(a Delaware Series Limited Liability Company)

Unaudited Financial Statements

As of September 29, 2020 (Inception)

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Fanchise League Company LLC
– FCF Team 4, LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 18, 2020

To: Board of Directors of Fanchise League Company LLC – FCF Team 4, LLC
        Attn: Sohrob Farudi, CEO

Re: 2020 Financial Statement Review
        Fanchise League Company LLC – FCF Team 4, LLC

We have reviewed the accompanying financial statements of Fanchise League Company LLC – FCF Team 4, LLC (the "Company"), which comprise the balance sheet as of September 29, 2020 (Inception) and the related statements of income, equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 4, LLC
BALANCE SHEET
As of September 29, 2020 (Inception)
(Unaudited)

ASSETS

Current Assets		
Cash and cash equivalents	$	0
Total Assets	$	0

LIABILITIES AND MEMBERS' EQUITY

Total Liabilities	$	0

MEMBERS' EQUITY

Member's capital		0
Retained earnings		0
Total Members' Equity		0
Total Liabilities and Members' Equity	$	0

The accompanying notes are an integral part of these financial statements.

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 4, LLC
STATEMENT OF OPERATIONS
As of September 29, 2020 (Inception)
(Unaudited)

	2020
Revenues	$ 0
Operating expenses	0
Net Income	$ 0

The accompanying notes are an integral part of these financial statements.

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 4, LLC
STATEMENT OF MEMBERS' EQUITY
As of September 29, 2020 (Inception)
(Unaudited)

	Members' Capital	Retained Earnings	Total Members' Equity
Balance as of September 29, 2020 (Inception)	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 4, LLC
STATEMENT OF CASH FLOWS
As of September 29, 2020 (Inception)
(Unaudited)

	2020
Cash Flows from Operating Activities	
Net Income (Loss)	$ 0
Net cash used in operating activities	0
Cash Flows from Investing Activities	
Net cash used in investing activities	0
Cash Flows from Financing Activities	
Net cash provided by financing activities	0
Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0

The accompanying notes are an integral part of these financial statements.

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 4, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 29, 2020 (INCEPTION)

NOTE 1 – NATURE OF OPERATIONS

Fanchise League Company LLC – FCF Team 4, LLC (the "Company"), a Delaware series limited liability company, operates pursuant to a limited liability company agreement (the "Agreement") dated September 29, 2020. The Company was formed on September 29, 2020 and operates a professional football team that will play as part of the Fan Controlled Football (FCF) league in 2021. The FCF will enable fans to collectively call plays in real-time, draft players make roster decisions and a host of other decisions generally reserved for coaches, GM's, and team owners. Fans will be able to watch and participate live via the FCF's partnership with Twitch.

The Company will generate revenues from league and team level sponsorships, merchandise sales, licensing, and digital advertising, in-app purchases, and subscriptions that will be allocated by the FCF after league-level cost coverage. The Company is capitalized by its parent to fund its operations, Fan Controlled Sports and Entertainment, Inc., (FCSE) which has raised sufficient funds to capitalize the Company through the end of its first FCF season, slated for completion by March 31, 2021. As of September 29, 2020 (inception), the Company has limited working capital and could incur additional losses or take time prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), funds from revenue producing activities, and additional contributions from FCSE, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.


Fan Controlled Sports and Entertainment Inc.
Fanchise League Company LLC
Fanchise League Company LLC 1
Fanchise League Company LLC 2
Fanchise League Company LLC 3
Fanchise League Company LLC 4

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of September 29, 2020, the Company had no cash on hand and has not yet created a bank account.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of September 29, 2020, the Company had no property and equipment.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of September 29, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occured, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of September 29, 2020, the Company had not begun recognizing sales or receiving profit distributions (see Note 5).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

On June 3, 2020, the FASB issued ASU 2020-05, which amends the effective dates of the Board's standards on revenue (ASC 606) and leasing (ASC 842) to give immediate relief to certain entities as a result of the widespread adverse economic effects and business disruptions caused by the coronavirus disease 2019 (COVID-19) pandemic. Specifically, the Board deferred the effective dates of (1) ASC 606 for private companies and private not-for-profit (NFP) entities and (2) ASC 842 for private companies, private NFP entities, and public NFP entities. The deferrals apply only if those entities have not yet issued their financial statements (or made their financial statements available for issuance) as of June 3, 2020. The Company is currently evaluating methods of adoption as well as the impact that adoption of this guidance will have on its financial statements. ASU 2020-05 permits private entities that have not yet issued their financial statements or made financial statements available for issuance as of June 3, 2020, to adopt ASC 606 for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. However, since the deferral is not mandatory, private entities may still elect to adopt ASC 606 in accordance with previous guidance (i.e., for annual reporting periods beginning after December 15, 2018, and for interim reporting periods within annual reporting periods beginning after December 15, 2019).

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

NOTE 3 – INCOME TAX PROVISION

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements. Any uncertain tax position taken by a member is not an uncertain position of the Company. In accordance with the Agreement, to the extent possible without impairing the Company's ability to continue to conduct its business and activities, and in order to permit its members to pay taxes on the taxable income of the Company, the Company would be required to make distributions to the members in the amount equal to the estimated tax liability of the members. There have been no taxable distributions as of September 29, 2020.

NOTE 4 – MEMBERS' EQUITY

The Founder Members caused the formation of the Company as a Delaware series limited liability company on September 29, 2020 and entered into an Amended and Restated Limited Liability Company Agreement (the "Agreement") with the parent company, Fanchise League Company, LLC ("Manager", "parent company"), which replaced the Fanchise League Company LLC Company Agreement dated October 12, 2017 in its entirety. The Company shall continue until terminated in accordance with the terms of the Agreement or as provided by law, including events of dissolution. The Company shall be dissolved immediately upon the first to occur of the following events:

a.   The sale of all or substantially all of the Company's assets;

b.   The prior written approval of a Majority of Members; and

c.   The entry of a decree of judicial dissolution pursuant to the Delaware Limited Liability Company Act.

Membership interests are represented by issued and outstanding rights. The Company is composed of three classes of Members: 1) League Unit Members (namely the parent company representing Company management), 2) Team Unit Members and 3) Profit Interest Unit Members. In addition to voting rights required by law, the League Unit Members shall be entitled to vote on all matters submitted to a vote of the Company's members. Except as required by law, the Team and Profit Interest Unit Members shall not be entitled to vote on any matters submitted to a vote of the Company's members. The overall management and control of the Company shall be vested in the Company Manager (the "Manager"). All Series Members may earn distributions only from the Series to which they are admitted as Members (namely, Team Unit Members and Profit Interest Unit Members).

The Units shall consist initially of three (3) classes for the Company created by the Manager:

(i)   One (1) class of Units designated "Voting Units" (the "Voting Units"); and
(ii)   One (1) class of Units designated Non-Voting "Team Units" (the "Team Units"); and
(iii)   One (1) class of Units designated Non-Voting "Team Incentive Units" (the "Team Incentive Units") to be issued as Profit Interest Units pursuant to the Equity Incentive Plan.

As of September 29, 2020, each Series is authorized to issue up to:

1) 1,000,000 Voting Units;
2) 1,800,000 Team Units, of which 500,000 Team Units shall be reserved for sale to third-party investors in each Series; and
3) 2,200,000 Team Incentive Units for issuance as Profits Interests or for issuance upon exercise of an option to acquire Team Units, in each case, issued pursuant to the Equity Incentive Plan.

1,000,000 Voting Units and 1,300,000 Team Units shall be initially issued to Fan Controlled Sports & Entertainment, Inc. An illustrative profit allocation example may be found in the Exhibit pages after the disclosures to the financials.

NOTE 5 – REVENUE/RELATED PARTY

The Company will generate revenues from league and team level sponsorships, merchandise sales, licensing, and digital advertising, in-app purchases, and subscriptions that will be allocated by the FCF after league-level cost coverage. For each fiscal year (defined as the period of January 1 through December 31), the Company (or "each Series") will receive the following calculated profits shares from revenues earned at the Fanchise League Company LLC level ("League Revenue") as well as revenues earned that are directly attributable to the four FCF teams ("Team Revenues") as outlined fully in the Agreement:

(i)   Net Income allocable to League Revenue shall be allocated equally among each Series LLC class of Team and Reserved Incentive Units and then, within such class, among the Members of that class pro rata in proportion to each such Member's Team Percentage Interest (in respect of that class, and in each case excluding unvested Units from the calculation of Team Percentage Interest);
(ii)   Net Income allocable to Team Revenue shall be allocated to the class of Team and Reserved Incentive Units to which the Team Revenue corresponds based on the Team Allocation Methodology, and then among the Members of that class pro rata in proportion to each such Member's Team Percentage Interest (in respect of that class, and in each case excluding unvested Units from the calculation of Team Percentage Interest); and
(iii)   Net Losses shall be allocated to Managers.

For purposes of applying the above, expenses shall be treated as first reducing Net Income allocable to League Revenue and then to Team Revenue should expenses exceed League Revenues (to the extent thereof). In summary, if there were sufficient League revenues to cover costs, each team receives 100% of the Team Revenues it generated. If there were not sufficient League revenues, the League will use Team Revenues to offset expenses. If Team Revenues remain after cost offset, each team will receive its pro-rata allocation of remaining revenues based on what % of Team Revenues each team generated. If no Team Revenues remain after cost offset, the League retains all losses.

In its sole discretion, the Manager may cause interim distributions to be made on a quarterly basis as an advance against amounts to be distributed pursuant to the above; provided, that each Member shall promptly repay to the

LLC on the request of the Manager any excess of such interim distributions over the amount of distributions pursuant to the above to which the Member is ultimately determined to be entitled.

NOTE 6 – STOCK-BASED COMPENSATION

Stock Option Plan

In October 2020, the Company adopted a 2020 equity incentive plan ("2020 Plan") which permits the grant or option of units to its employees for up to 2,200,000 units of Profit Interest Units (PIU). The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's unitholders. PIU awards are generally granted or optioned at a threshold price not less than the market price of the Company's units at the date of grant. PIU awards generally vest over a period of months or years. No PIU grants have been made as of September 29, 2020.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from the parent and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Team Owner and Equity Assignment

In advance of the season opening in 2021, the Company has negotiated one-year Team Owner engagement terms with celebrity athletes who will have an active role in promoting the team and league as a whole, and will be a driving force in the formation and development of his team's brand, messaging, and fan base. The Team Owner agreement is signed between the Team Owner and Fanchise League Company LLC, and includes equity compensation assigned to the Team Owner is via direct equity in the Company.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $250,000 in Team Units. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through November 18, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Exhibit A—Illustrative Team Allocation Methology, from the Amended and Restated Limited Liability Company Agreement

TEAM ALLOCATION METHODOLOGY

Upon the formation of the teams that will comprise the FCF, the Manager shall assign one team to each Series LLC contemplated by this Agreement. Amounts distributable to Series LLC shall be allocated amongst the Series LLC's pro rata in accordance with the profitability of the FCF teams associated with such Series LLC for the applicable Fiscal Year. Each such team's profitability for the applicable Fiscal Year shall be calculated by dividing the aggregate amount of Team Revenue directly associated with such team for such Fiscal Year as determined by the Manager by the aggregate amount of Team Revenue of the FCF for such Fiscal Year.
Any determination by the Manager contemplated by this Exhibit H will be conclusive, absent manifest error, and will be absolutely binding upon the LLC, each of the Members and their respective successors, personal representatives and permitted assigns.

For purposes of illustration, in the event that (i) "Team 4" is assigned to the Team 4 Series LLC issued in connection with this Agreement by the Manager, and (ii) 30% of the aggregate Team Revenue of the FCF for a given Fiscal Year is directly attributable to Team 4 as determined by the Manager, then 30% of the amount distributable to Team 4 Series LLC shall be allocated to the Team 4 Series LLC, and the Team 4 Series LLC Allocation shall be distributed to the Team 4 Series LLC Members pro rata in proportion to each Team 4 Series LLC Member's Team Percentage Interest.

Exhibit B – Distributable Cash Example, from the Amended and Restated Limited Liability Company Agreement

Assume the following:
    i.   The Company Member holds a Team 4 Team Units Percentage Interest of 45%.
    ii.   A team captain (the "Team Captain") holds a Team 4 Incentive Units Percentage Interest of 40%, comprised of Profits Interests issued pursuant to the Equity Incentive Plan.
    iii.   iii. A fan (the "Fan") holds a Team 4 Team Units Percentage Interest of 5%.
    iv.   Employees (the "Employees") hold a Team 4 Team Units Percentage Interest of 10%, comprised of Profits Interests issued pursuant to the Equity Incentive Plan.

Year 1 _____

Assume the following:

    v.   At the end of Fiscal Year 1, League Revenue is $3,000,000.
    vi.   At the end of Fiscal Year 1, Team Revenue is $617,500.
    vii.   At the end of Fiscal Year 1, total league expenses are $3,200,000.
    viii.   Team 4 is responsible for 70% of the LLC's aggregate Team Revenue.

With the aforementioned assumptions:

    i.   FCF's total revenues for Fiscal Year 1 would be $3,617,500 (i.e., $3,000,000 League Revenue plus $617,500 Team Revenue).
    ii.   The aggregate amount of Distributable Cash distributable to the Series LLC's would be $417,500 (i.e., $3,617,500 in aggregate revenue minus total expenses of $3,200,000).
    iii.   Since Distributable Cash ($417,500) is less than Team Revenue for Fiscal Year 1 ($617,500), Distributable Cash shall be distributed to the Series LLC's.
    iv.   The aggregate amount of Distributable Cash distributable to Team 4 Series LLC would be $292,250 (i.e., $417,500 in Distributable Cash multiplied by Team 4's 70% of profitability).

With these assumptions, Distributable Cash would be distributed to the Team 4 Team Unit Members as follows:

    i.   The Company Member would receive $131,512.50 (i.e., $292,250 multiplied by the Company Member's Team Percentage Interest of 45%).
    ii.   The Team Captain would receive $116,900 (i.e., $292,250 multiplied by the Team Captain's Team Percentage Interest of 40%).

iii.   The Fan would receive $14,612.50 (i.e., $292,250 multiplied by the Fan's Team Percentage Interest of 5%).

iv.   The Employees would receive $29,225 (i.e., $292,250 multiplied by the Employees' Team Percentage Interest of 10%).

Year 2

Assume the following:

ix.   At the end of Fiscal Year 2, League Revenue is $7,000,000.

x.   At the end of Fiscal Year 2, Team Revenue is $1,235,000.

xi.   At the end of Fiscal Year 2, total league expenses are $6,000,000.

xii.   Team 4 is responsible for 70% of the LLC's aggregate Team Revenue.

With the aforementioned assumptions:

v.   FCF's total revenues for Fiscal Year 2 would be $8,235,000 (i.e., $7,000,000 League Revenue plus $1,235,000 Team Revenue).

vi.   The aggregate amount of Distributable Cash distributable to the Series LLC's would be $2,235,000 (i.e., $8,235,000 in aggregate revenue minus total expenses of $6,000,000).

vii.   Since Distributable Cash ($2,235,000) is more than Team Revenue for Fiscal Year 2 ($1,235,000), Distributable Cash shall be distributed to the Series LLC's.

viii.   The aggregate amount of Distributable Cash distributable to the Series LLC's would be $1,235,000 (i.e., the aggregate Team Revenue of $1,235,000).

ix.   The aggregate amount of Distributable Cash distributable to the Team 4 Series LLC would be $864,500 (i.e., the aggregate Team Revenue of $1,235,000 multiplied by Team 4's 70% of profitability).

x.   The aggregate amount of Distributable Cash distributable to the Series LLC's would be $1,000,000 (i.e., $2,235,000 of Distributable Cash minus $1,235,000 of Team Revenue).

xi.   The aggregate amount of Distributable Cash distributable to the Team 4 Series LLC would be $125,000 (i.e., $1,000,000 of Distributable Cash distributable to the Series LLC's divided by the number of teams)

With these assumptions, Distributable Cash would be distributed to the Team 4 Team Unit Members as follows:

(a) if the LLC were to liquidate completely after the end of such Fiscal Year,

    a.   The Company Member would receive $389,025 (i.e., $864,500 multiplied by the Company Member's Team Unit Percentage Interest of 45%).

    b.   The Team Captain would receive $345,800 (i.e., $864,500 multiplied by the Team Captain's Team Unit Percentage Interest of 40%).

    c.   The Fan would receive $43,225 (i.e., $864,500 multiplied by the Fan's Team Unit Percentage Interest of 5%).

    d.   The Employees would receive $86,450 (i.e., $864,500 multiplied by the Employees' Team Unit Percentage Interest of 10%).

(b) Any remaining cash would be distributed as follows

    a.   The Company Member would receive $56,250 (i.e., $125,000 multiplied by the Company Member's Team Unit Percentage Interest of 45%).

    b.   The Team Captain would receive $50,000 (i.e., $125,000 multiplied by the Team Captain's Team Unit Percentage Interest of 40%).

    c.   The Fan would receive $6,250 (i.e., $125,000 multiplied by the Fan's Team Unit Percentage Interest of 5%).

    d.   The Employees would receive $12,500 (i.e., $125,000 multiplied by the Employees' Team Percentage Interest of 10%).

EXHIBIT D

Offering Page found on Intermediary's Portal.

 **Republic**

Company Name	FCF – Wild Aces
Logo	
Headline	Fan Controlled Football – The pro sports league where fans call the shots
Hero Image	
Tags	Media & entertainment, Sports, B2C, Live streaming

Pitch text	**Summary** • VC backed by Lightspeed Ventures, Verizon Ventures, Talis Capital & more • Other investors include Joe Montana, co-founders of Reddit & BleacherReport • Team Owners include Quavo, Marshawn Lynch, Richard Sherman, Trevor May • Founders have led several venture-backed companies to exits totaling $2.2B+ • Multi-year distribution deal with Amazon's Twitch • Sponsors & partners include IBM, Progressive Insurance, & Champion

- First pro football league where fans call the plays in real-time

About The League

Fan Controlled Football (FCF) is a new category of interactive entertainment that blurs the line between traditional sports and video games, with a fan-controlled league that puts fans (you!) in control of everything from real-time play calls to jersey designs.





The Washington Post Magazine
Are You Ready for Some (Fan-Controlled) Football?
Can an experimental new league revolutionize sports by turning fans into play callers?

Video games and esports have dramatically changed consumer expectations for entertainment. Younger fans now require short form content, digital distribution and interactivity, paving the way for the skyrocketing use of platforms like Twitch.

As leagues and teams are scrambling to find new ways to connect and engage, FCF presents fans with a next-gen solution.

How does it work? **It all starts with choosing a team.**

The Team

Meet the Wild Aces



INVEST IN TEAM
WILD ACES
CO-OWNER
FCF
WILD ACES
official logo and colors

These guys are more than just 'kinda funny' and have proven themselves to be epic trash talkers. They are gamers at heart who seek to use their experience and intellect to outwit the competition on their way to the FCF Championship. This is your opportunity to be a part of the ownership group of a professional football team in a next-gen league that is truly changing the game.

Team Owners:

- **Greg Miller** - Internet celebrity & comedian, IGN personality, part of Kinda Funny online content troupe

- **Austin Ekeler** - NFL running back, Los Angeles Chargers
- **You -** Invest in the Wild Aces

Check out the other three teams in the FCF's inaugural season, all open for investment on Republic.



Beasts
Team Owners:
• Marshawn Lynch - 4-time Pro Bowl NFL running back
• Renee Montgomery - WNBA star point guard
• Miro - WWE professional wrestler
Visit Deal Page



Zappers
Team Owners:
• Bob Menery - Social media personality and comedian
• Trevor May - MLB pitcher for the NY Mets
Visit Deal Page



Glacier Boyz
Team Owners:
• Quavo - Platinum-selling hip-hop superstar
• Richard Sherman - 5-time Pro Bowl NFL cornerback
• Deestroying - YouTube star and former football player
Visit Deal Page

What It Is

FCF is both an exciting brand of highly competitive football and an engaging digital game where fans are a real part of their team's success



THE WALL STREET JOURNAL.
SUBSCRIBE SIGN IN
LIFE & ARTS | SPORTS
How Can Football Video Games Get More Realistic? Real Humans
An investment group is finalizing a partnership with Amazon's Twitch to launch an indoor-football league that lets fans call plays in real-time

Each team is led by famous owners who actively engage their fans who make all of their team's key decisions. FCF games are played on a set designed exclusively for the digital audience and all games are streamed live on Twitch, giving fans at home a truly interactive sports experience.

- Multi-year content distribution agreement with Amazon's Twitch
- Centralized model enabling shared services across teams for maximum efficiency and production value
- Interactive experience adds scalable digital revenue streams on top of the established models for pro-sports monetization
- Global reach of 100M+ rabid fans enabled through organic involvement of famous team owners

How It Works

Fans call the shots like a real-life video game

Fans interact with their team owners, who give advice as part of their live commentary during every game.



Fans select from the best of eight play options based on the game situation, with a recommendation engine built in partnership with IBM Watson.

TOUCH
DOWN

Call the right play and earn FanIQ - as fans climb the leaderboard they unlock greater access and power for running their team.

Live stream + real-time play calling integrated directly into the viewing experience across desktop, mobile and connected TV.

The fan experience is like EA Madden for real life.



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TRIPS BUBBLE
SPREAD SLANTS
TRIPS BUBBLE
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TOUCHDOWN PROB 53%
FIRST DOWN PROB 10%
2X ACTIVATED
SUBMIT AT 2X
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Fan Participation

A game where the fans and the players are on the same team

Participation is free and all fans have a voice, but not all fans are created equal.

Fans earn FAN IQ by engaging in the FCF ecosystem, voting, drafting players, calling plays, consuming and creating content, engaging with partners, recruiting fans to their team and more.

The more FAN IQ you earn, the more you rack up badges and reach higher levels on the leaderboard. As you level-up, your voting power increases relative to other fans of your team, and your badges provide special powers and boosts during the weekly draft and games.

FCF presents a unique opportunity for sports fans to actually get out what they put in, and truly make an impact for their team's success on the field.

The FCF is making fantasy football a reality.

Celebrity Backing

Influential Team Owners Drive Awareness + Fandom


FCF
LEAGUE
HOW IT WORKS
ABOUT US
SHOP
WELCOME @FANIQ
FAN IQ
1,400,000
LEVEL
24
REWARDS
BADGES
FAN QUEST
TEAM QUEST
FAN IQ HISTORY
FOLLOW US
TEAMS
PAGES
DOWNLOAD
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Rather than using the traditional model of sports teams being tied to a home city, the FCF has created unique brands for each team that align with the famous fans in their ownership group.


GLACIER BOYZ
JOIN TEAM
QUAVO, RICHARD + DEESTROYING
READ MORE
Co-Owner Deestroying
Co-Owner Richard Sherman
ZAPPERS
BOB MENERY + TREVOR MAY
Co-Owner Trevor May
BEASTS
MARSHAWN + MIRO
Co-Owner Renee Montgomery
Co-Owner Miro
WILD ACES
GREG MILLER + AUSTIN EKELER
Co-Owner Austin Ekeler

From the smart and cunning Wild Aces, to the hard hitting Beasts, ultra cool Glacier Boyz and party animal Zappers - each team brings its own style that mirrors that of its owners.

FCF fans choose to join the squad they most identify with, creating die hard fandom with no geographic borders.

Famous Team Owners actively engage with their fans to determine their team's unique strategy – from the team names and logos which were all fan submissions, to the players that get drafted and the type of offense they run.


VIBE

FEATURES Digital Covers Opinion Lists

Quavo Is Introducing 'Fan Controlled Football' To The Culture

September 22, 2020 - 11:00 am by
Preezy Brown

Team Owners drive awareness of their team and the league by actively promoting on social, creating content around team and league votes, co-streaming their games on Twitch and participating in podcasts, interviews and more.

Team Ownership Groups were formed by pairing influential celebrities with big name NFL players. Combined, we tap into a social-influencer base **reaching more than 100 million followers**.

Investors

Backed by A-list VCs, Hall of Fame QBs, and the cofounders of BleacherReport and Reddit

FCF closed a Seed round in June 2020 led by **Lightspeed Venture Parters with participation from Verizon Ventures, Talis Capital, Correlation Ventures, Next10 Ventures, and Basecamp Fund**.

Other notable equity owners include:

- **Twitch - owned by Amazon**
- **Joe Montana - NFL Hall of Fame QB**
- **Alexis Ohanian - cofounder and former CEO of Reddit**
- **Dave Finocchio - cofounder and former CEO of BleacherReport**
- **Ferran Soriano - CEO of the Premier League's Manchester City F.C. and Major League Soccer's New York City F.C.**
- **Victor Font - CEO of Delta Partners and one of the leading candidates to be President of FC Barcelona**
- **Mark Tluszcz - cofounder & CEO of Mangrove Capital and Chairman of Wix.com**

Our vision from day one was to put fans into the game like never before, and that includes the owner's box. We're blessed to be backed by some of the best investors on the plant, but at the end of the day FCF doesn't work without you, the fans. Join us!

Key Partners

Major strategic partners include Twitch and Verizon

Our vision and execution thus far has attracted key strategic partners for the inaugural season.



From 'Let's Play Pokemon' to 'Let's Play Football,' Twitch is increasingly embracing traditional sports, and trying to shake them up.

Big brand sponsors include Progressive Insurance, Champion, and IBM

FCF has secured multiple six-figure sponsorship deals for it's first season. These brands are looking for an authentic way to get in front of the highly coveted Male 18-34 audience that makes up the majority of the FCF fanbase. And FCF's mix of real pro football that plays like a video game for fans is something sponsors are very eager to attach their brand to.



Progressive has joined FCF as a new sponsor, alongside apparel brand Champion.

The Venue And Production

A world-class broadcast from the FCF studio arena

Our unique venue is designed to create the cutting edge viewing experience that streaming audiences demand.

- All games are **streamed live on Twitch** from our football soundstage at the Infinite Energy Arena in Atlanta, GA
- Full control of the venue and set design **akin to a motion picture production so as to maximize the digital experience**
- **Dramatically reduced overhead** with only one lease and shared services and personnel across the entire league
- **No travel** - all players and coaches live in one location and are shuttled between hotel and venue maintaining a virus-free bubble
- **Players and staff are sequestered** in the venue and nearby housing for the duration of the season







Business Model

A streamlined cost model, a dynamic revenue model, and an entirely new approach to the business of sports

FCF's business model is revolutionary when compared to traditional leagues.

Instead of playing in multiple venues across the country, which creates the need to replicate coaching and front office staffs in each market and imposes significant travel costs, the FCF uses a unified model of shared costs and services to ensure a far lower operational cost that other alternative football leagues. This creates a best in class cost model that will drive profitability early in the life cycle of the company.

FCF's approach enables multiple revenue streams - traditional sources including sponsorship, live game rights and merchandise alongside more modern digital monetization.

On the digital front, FCF employs a "freemium" video game revenue model whereby it is entirely free for fans to join and participate, with in-app micro transactions built into the virtual economy of Fan IQ. Additionally, through Twitch, FCF offers content-focused digital subscriptions to enable die hard fans with premium access inside the locker room and onto the practice fields.

Market

FCF is positioned at the intersection of two booming industries - traditional sports and esports - providing a vast market opportunity

Sports in the United States alone is a $75B industry, and football is king. Average franchise values in the NFL topped $3B in 2020 and show no signs of stopping.



Sports & Recreation › Professional Sports

National Football League average franchise value from 2000 to 2020

(in million U.S. dollars)

According to NewZoo, **esports total audience and revenue is forecasted to rise significantly over the next several years.** Perhaps even more exciting, esports is projected to have more viewers than every pro sports league but the NFL in 2021. FCF is perfect positioned to take advantage of these trends









Competition And Proof Of Concept

FCF is pioneering an entirely new category of interactive, fan-controlled pro sports

We have a chance to shape the future of sports, one where fan participation is just as important as the participation of the athletes on the field. We've been working since 2015 to make this dream a reality, and we have first mover advantage in a category we get to define. We also secured a patent for real-time play calling to help us "build a moat" to protect what we're creating.

A vision this bold needs some early validation

Which is why we decided to purchase a new franchise in the Indoor Football League to test our fan-controlled ideas. We owned and operated the Salt Lake Screaming Eagles during the 2017 IFL season, and after 16 games we left with some tremendous results.

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Bringing every football fan's fantasy to life: A league where fans call the plays.

Jeremy Liew Follow
Sep 22, 2020 · 4 min read

01
QUAVO HUNCHO + RICHARD SHERMAN
02
TWITCH COMMUNITY
03
MARSHAWN LYNCH + MIKE TYSON
04
KINDA FUNNY

FCF Owners — they all bring their own style and vision to the table but they can't build their team without you.

Americans love to watch football. The TV show with the highest ratings of the season is Sunday night football. Second highest is Thursday night football. Third highest is … you guessed it, Monday night football.

Our lead investor, Jeremy Liew of Lightspeed Venture Partners, said "***This is the most elaborate "proof of concept" that we've ever seen!***"

Read his blog post on Medium to see why.

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Illustration by QuickHoney

Culture

The Great Fan-Run Football Experiment

Out near Salt Lake City, a football team gave itself almost completely over to the fans: They chose the team's name, the uniforms, even the plays during the game. And it might just be the next big evolution in football.

Founders

FCF is lead by a world-class team of seasoned entrepreneurs and industry vets

Our founding team at FCF has multiple venture backed successful exits under their belt, and some experience playing in the NFL too (only one of us can say that!). Our exec team is comprised of an incredible balance of big league (NFL, NBA, MLB) executives, other sports property executives (AFL, IFL, USA Water Polo, ABA), and true startup founders and execs that know how to get it done in the early stages of a business. We are built to win now, and in the future.



Sohrob Farudi
Co-Founder & CEO
- 15+ years as CEO and founder of companies in mobile, sports, and consumer products
- Led exits totaling more than $200M



Ray Austin
Co-Founder & Commissioner
- Defensive captain University of Tennessee
- 5 seasons in NFL with Jets and Bears
- Entrepreneur, actor, and model - featured in over 100 commercials and print ads



Grant Cohen
Co-Founder & Head of Digital
- Mobile app & game industry vet
- Helped start and lead digital companies through five different successful acquisitions and IPO's collectively worth $2B+ in shareholder value



Patrick Dees
Co-Founder & Head of Gaming
- Accomplished entrepreneur and executive
- Well know personality in the eSports & gaming space
- Involved in multiple successful exits over the past 15 years



Andy Dolich
Head of Operations
- Former COO, San Francisco 49ers
- Former President /COO, Golden State Warriors
- 50+ years of executive experience including front office positions in the NFL, MLB, NBA & NHL



Chris Pantoya
Head of Strategy
- SVP, Global Head of Mobile and DTC at the NBA
- VP, Corporate Strategy and Development at Verizon
- VP, Sales and Marketing at Cox Communications



Jen Rottenberg
Head of Marketing
- 22+ years as a leader and business builder in sports, media, and technology
- Involved in six successful exits
- Independent Director, USA Archery



Jason Chilton
VP Football Experience
- Former Bain & Company Consultant
- Broad experience across finance, product development, analytics, and production



Steve Adler
Head of Technology
- Former Director of Mobile Technology - Digital Media at the NFL
- 25+ years of technology experience across startups, midsize, and large corporations



Mimi Nguyen
Head of Finance
- 15+ years of experience in finance at both startups and Fortune 500 companies, including roles at FOX, MySpace and Science Media



Gregory Moore
Director of Legal Affairs
- Commissioner, Southern Intercollegiate Athletic Conference
- Former General Counsel, Jersey Express ABA



Cyrus Farudi
SVP of Operations
- 20+ years of entrepreneurial, operational, and C-level experience across numerous industries
- Multiple exits across technology, consumer products, and manufacturing

Team

	Sohrob Farudi	Founder
	Patrick Dees	Head of Gaming
	Ray Austin	Co-Commissioner
	Grant Cohen	Head of Product
	Andy Dolich	Head of Operations
	Chris Pantoya	Head of Strategy
	Jen Rottenberg	Head of Marketing
	Jason Chilton	VP Football Experience
	Steve Adler	Head of Technology
	Mimi Nguyen	Head of Finance
	Gregory Moore	Director of Legal Affairs
	Cyrus Farudi	SVP of Operations

Perks

$150	Exclusive FCF Owner's Badge - Only available to our investors on Republic, this badge will be a permanent part of your FCF profile. It will provide you with early or exclusive access to certain behind-the-scenes content, exclusive play-calling and voting bonuses, and a lifetime of swagger letting the world know you own a piece of the team.
$1,000	Authentic Champion Wild Aces Jersey
$5,000	Autographed Jersey + Box of Team Merch - Get an Authentic Wild Aces Jersey autographed by Greg Miller or Austin Ekeler, plus a whole box of other team gear to rock any day of the week.

FAQ

How do I earn a return?	We are using Republic's Crowd IPA security. Learn how this translates into a return on investment here.

EXHIBIT E

Form of Security

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

FANCHISE LEAGUE COMPANY LLC - FCF TEAM 4 LLC

**Subscription Agreement for
Team Units**

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and FANCHISE LEAGUE COMPANY LLC - FCF TEAM 4 LLC, a Delaware Series LLC subsidiary of Fanchise League Company, LLC. (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Team Units Instrument attached hereto as Exhibit A (the "**Omnibus Team Units Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[_____] (the "**Subscription Amount**") for the right to a contingent beneficial ownership of certain shares of the Company's Team Units (the "**Subscription**"), to be represented by a pro rata beneficial interest (based on the Subscription Amount) in a Team Unit issued by the Company to the trustee and custodian designated in the Omnibus Team Unit Instrument, with such trustee and custodian as legal record owner of the Team Units.

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the trustee and custodian designated in the Omnibus Team Unit Instrument; (iv) Subscriber's delivery of an executed counterpart of this Agreement; and (v) the Company counter-signing this Agreement.

   (b) *Nature of Interest in Omnibus Team Unit Instrument*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Team Unit Instrument. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, , as a holder of a beneficial interest in the Omnibus Team Unit Instrument, (i) with any voting, information or inspection, or distribution rights not explicitly provided by the Omnibus Team Unit Instrument (or the Subscriber's beneficial interest therein), and such rights shall be limited

exclusively to those provided for in the Omnibus Team Unit Instrument and in any proxy agreement or (ii) any right to be deemed the legal record owner of the Omnibus Team Unit Instrument, with any right to vote, receive information, conduct inspections or receive distributions or be deemed the holder of Membership Units for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a unitholder of the Company or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein.

3. **Subscriber Representations.** By executing this Agreement, the Subscriber hereby represents and warrants to the Company as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Team Unit Instrument (and the Subscriber's beneficial interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Team Unit Instrument (nor the Subscriber's beneficial interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its beneficial interest in the Omnibus Team Unit Instrument and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Team Unit Instrument, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Team Unit Instrument.

(c) The Subscriber is purchasing its beneficial interest in the Omnibus Team Unit Instrument and the securities to be acquired by the Subscriber thereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Team Unit Instrument (and the Subscriber's beneficial interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the custodian and trustee pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its beneficial interest in the Omnibus Team Unit Instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the

Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its beneficial interest in the Omnibus Team Unit Instrument and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Team Unit Instrument (and the Subscriber's beneficial interest therein) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its beneficial interest in the Omnibus Team Unit Instrument, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Team Unit Instrument and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Team Unit Instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a beneficial interest in the Omnibus Team Unit Instrument, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, regulations, or as provided in the Omnibus Team Unit Instrument and any proxy agreement.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Team Unit Instrument.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Team Unit Instrument, the underlying securities or any other class of the Company's.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Team Unit Instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Team Unit Instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **<u>TOTAL</u>**

LOSS of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its beneficial interest in the Omnibus Team Unit Instrument does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Team Unit Instrument in its sole and absolute discretion.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its beneficial interest in the Omnibus Team Unit Instrument for a Team Unit Instrument in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Omnibus Team Unit Instrument and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its beneficial interest in the Omnibus Team Unit Instrument; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Omnibus Team Unit Instrument and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Team Unit Instrument (and the Subscriber's beneficial interest therein) and the underlying securities.

(q) If the Subscriber is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There

shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Atlanta, GA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) <u>No Class Arbitrations, Class Actions or Representative Actions</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the custodian and trustee in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated custodian and trustee; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement constitutes the entire agreement between the Subscriber and the Company relating to the Omnibus Team Unit Instrument (and the Subscriber's beneficial interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Team Unit Instrument applicable to Holders.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered

SUBSCRIBER:

By: _____
    Name: [Investor Name]
    Title: [If Applicable]
    Address:
    Email:

Accepted and Agreed:

COMPANY:

FANCHISE LEAGUE COMPANY LLC - FCF TEAM 4 LLC

By: _____
    Name: Sohrob Farudi
    Title: CEO
    Address: 2629 Manhattan Avenue, #218, Hermosa Beach, CA 90254, United States
    Email: sohrob@fcf.io

FORM OF OMNIBUS TEAM UNIT INSTRUMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

FANCHISE LEAGUE COMPANY LLC - FCF TEAM 4 LLC

OMNIBUS TEAM UNIT INSTRUMENT

Series 2021

THIS TEAM UNIT INSTRUMENT CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**Omnibus Team Unit Instrument Amount**"), FANCHISE LEAGUE COMPANY LLC - FCF TEAM 4 LLC, Delaware Series LLC subsidiary of Fanchise League Company, LLC. (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian, trustee, and record holder ("**Prime Trust**"), the right to certain Team Units (defined below), subject to the terms set forth below, and subject to Prime Trust's execution of the Joinder to the Limited Liability Company Operating Agreement of Fanchise League Company, LLC (Exhibit B) (the "Joinder").

1. Instrument

This Omnibus Team Unit Instrument initially shall entitle each Subscriber to beneficial ownership interest in the number of Team Units in the Company equal to the product of (i) the quotient of such Subscriber's Subscription Amount *divided by* the Team Unit Instrument Amount; *times* (ii) the quotient of the Team Unit Instrument Amount *divided by* $1.50 . The number of Team Units exchangeable for this instrument shall be subject to adjustment by the Company in the event of any Unit subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Membership Units or the Company.

2. Definitions

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Membership Units (or the corporate equivalent thereof) pursuant to an effective registration statement filed under the Securities Act

"**Team Unit**" means non-voting Membership Units of the Company representing Interests issued to a Team Unit Member as set forth in the Limited Liability Company Agreement of the Company, as amended and restated from time to time.

"**Team Unit Member**" means a Person admitted to the Company as a Team Unit Member pursuant to the execution of the Joinder to the Limited Liability Company Agreement of the Company, as amended and restated from time to time (Exhibit B).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a beneficial interest in this Omnibus Team Unit Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Interest**" means, with respect to a Member, the entire interest of such Member in the Company.

"**Member**" means each of the parties that have executed this Agreement and each of the parties that may hereafter become Additional or Substitute Members pursuant to this Agreement.

"**Membership Units**" shall mean any unitized ownership rights in the Company, indicated by the right to receive cash or other distributions declared by the Members, and having voting rights in the governance of the Company now existing or hereafter created in accordance with this Agreement. Initially, the Membership Units shall consist of Voting Units, Team Units, and Team Incentive Units.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, (d/b/a Republic) or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

3. Company Representations

(a)   The Company is a limited liability company duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Omnibus Team Unit Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This Omnibus Team Unit Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Team Unit Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Omnibus Team Unit Instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the Omnibus Team Unit Instrument issuable pursuant to Section 1.

(e)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of

1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this Omnibus Team Unit Instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Team Unit Instrument.

4. Prime Trust Representations

Prime Trust has full legal capacity, power and authority to execute and deliver this Omnibus Team Unit Instrument and to perform its obligations hereunder. This Omnibus Team Unit Instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5. Transfer Restrictions

(a)   For the 90 days following an IPO ("**Lock-up Period**"), neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Units (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Units or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all unitholders individually owning more than 5% of the outstanding Common Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Units. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this Omnibus Team Unit Instrument (or any beneficial interest herein) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this Omnibus Team Unit Instrument (or any beneficial interest herein) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Team Unit Instrument (or any beneficial interest herein) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Miscellaneous

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their beneficial interests in this Omnibus Team Unit Instrument for Team Units in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this Omnibus Team Unit Instrument issued

pursuant to the terms of this Omnibus Team Unit Instrument into a special purpose vehicle or other entity designed to aggregate the interests of the Holders. Prime Trust may assign its distribution rights and any applicable voting rights to the Holders.

(c)   Any provision of this Omnibus Team Unit Instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the beneficial interests of the Holders).

(d)   Any notice required or permitted by this Omnibus Team Unit Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Team Unit Instrument shall be considered legal record holder of the Team Units.

(f)   Neither this Omnibus Team Unit Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Omnibus Team Unit Instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and provided, further, that the Company may assign this Omnibus Team Unit Instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this Omnibus Team Unit Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Omnibus Team Unit Instrument operate or would prospectively operate to invalidate this Omnibus Team Unit Instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Omnibus Team Unit Instrument and the remaining terms and provisions of this Omnibus Team Unit Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this Omnibus Team Unit Instrument may be issued in whole or fractional parts.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this Omnibus Team Unit Instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "AAA") under its Commercial Arbitration Rules and Mediation Procedures ("Commercial Rules"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration Atlanta, GA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Omnibus Team Unit Instrument to be duly executed and delivered.

FANCHISE LEAGUE COMPANY LLC - FCF TEAM 4 LLC

By: _____

    Name: Sohrob Farudi
    Title: CEO
    Address: 2629 Manhattan Avenue, #218, Hermosa Beach, CA 90254, United States
    Email:

PRIME TRUST, LLC,
As Trustee and Custodian

By: _____

    Name:
    Title:
    Address:
    Email:

JOINDER TO
LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
FANCHISE LEAGUE
COMPANY, LLC
FOR TEAM UNITS

THIS JOINDER (this "Joinder"), dated as of_____, 2021, to that certain Limited Liability Company Operating Agreement of Fanchise League Company LLC, a Delaware limited liability company (the "Company"), dated as of September 29, 2020 (as the same may be amended or supplemented from time to time, the "Operating Agreement"), is made by and between the Company and Prime Trust, LLC ("New Member"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Operating Agreement.

WHEREAS, pursuant to an Omnibus Team Unit Instrument dated as of_____, 2021 and subject to New Member's execution of this Joinder, New Member has acquired certain Team Units of the Company (the "Membership Interest"); and

WHEREAS, as a condition to the issuance of the Membership Interest, New Member is required to become a party to the Operating Agreement, and New Member agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Agreement to be Bound. New Member hereby agrees that upon execution and delivery of this Joinder by New Member and the Company, New Member shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto and shall be admitted as a Team Unit Member for all purposes thereof on the date hereof.

2.   Successors and Assigns. This Joinder shall bind and inure to the benefit of, and be enforceable by, the Company and New Member and their respective successors and assigns.

3.   Counterparts. This Joinder may be executed in any number of counterparts (including by electronic copy), each of which shall be an original and all of which together shall constitute one and the same agreement.

4.   Governing Law. The Operating Agreement, including this Joinder, shall be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Joinder as of the date first above written.

FANCHISE LEAGUE COMPANY, LLC

By: _____
Name: Sohrob Farudi
Title: Manager, CEO

NEW MEMBER:
Prime Trust, LLC

By:_____
Name: [PT Party Name]
Title:

_____

EXHIBIT F
League Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT OF

FANCHISE LEAGUE COMPANY, LLC

Table of Contents

LIMITED LIABILITY COMPANY AGREEMENT
OF FANCHISE LEAGUE COMPANY, LLC

This Limited Liability Company Agreement (this "Agreement") of FANCHISE LEAGUE COMPANY, LLC, made and entered into as of the 29th day of September, 2020 by and among the members and amends and restates in its entirety the Limited Liability Company Agreement of FANCHISE LEAGUE COMPANY, LLC, dated as of October 12, 2017.

RECITALS

WHEREAS, the Company was formed on October 12, 2017 upon the filing of the Company's Certificate of Formation with the Office of the Secretary of the State of Delaware and upon the execution by the Members, on around the same date, of a Limited Liability Company agreement of the Company (the "Company Agreement") attached hereto and incorporated herein as Exhibit A; and

WHEREAS, the parties desire to operate as a Limited Liability Company under the laws of the State of Delaware by amending the Company Agreement to authorize Company to create a Series, LLC pursuant to the terms of this amended Company Agreement, which Series, shall, through its subsidiary, acquire, own, and manage certain assets separate from assets owned by the Company or associated with any other Series as may be formed by the Company ("Separate Assets"); and

WHEREAS, it is intended by the parties hereto that separate and distinct investment classes be established by the Company and shall be represented by a separate Series with respect to the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series and will be enforceable against the assets of such Series only, and not against the assets of the Company generally or any other Series thereof, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other Series thereof shall be enforceable against the assets of such Series; and

NOW, THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 - Definitions:

The following terms used in this Agreement shall have the following meanings:

"Act" shall mean the Delaware Limited Liability Company Act, 6 Del. C. §18-101, et seq., as amended from time to time.

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"**Agreement**" shall mean this Limited Liability Company Agreement, as amended, modified, supplemented or restated from time to time.

"**Award**" shall mean a grant of an Incentive Unit pursuant to the Equity Incentive Plan, or the acquisition of Team Units upon exercise of an option to acquire Team Units issued pursuant to the Equity Incentive Plan.

"**Awardee**" shall mean the holder of an Award.

"**Bad Act**" shall mean any of the following: (i) arrest or conviction of a crime (including conviction on a plea of guilty or *nolo contendre*) involving a felony or any other crime involving dishonesty or moral turpitude; (ii) arrest or conviction (including conviction on a plea of guilty or *nolo contendre*) of a crime involving a claim of sexual harassment or sexual assault, or being named a defendant in any claim of sexual harassment or sexual assault, or any claim for which the factual foundation involves sexual harassment or sexual assault; (iii) the Member's fraud, embezzlement, dishonesty or moral turpitude (whether or not directly affecting the LLC or its Affiliates); (iv) material conflict of interest with the Business, as reasonably determined by the Manager in its sole discretion; (v) any act or failure to act by a Member that is widely reported in the general or trade press or otherwise and which achieves a general notoriety and which act or failure to act involves conduct that is illegal or generally considered immoral or scandalous; (vi) material breach of any of the Member's covenants or obligations set forth in this Agreement, or any other material written agreement between the Member, on the one hand, and the LLC or any of its Affiliates, on the other hand, which breach, if curable, is not cured within fifteen (15) days of written notice to the Member of such breach; (vii) unlawful use (including being under the influence) or possession of illegal drugs on the premises of the LLC or at any event held in connection with the Business; (viii) a violation of the rules or regulations of the Fan Controlled Football League (the "**FCF**"); or (ix) any other act determined by the Manager, in its sole discretion, to be materially detrimental to the Business or the LLC.

"**Business**" means the business of (a) developing and operating the FCF, a professional football league comprised of four (4) individual teams whereby individual fans participate in the management of such teams and the conduct of play through FAN tokens digitally distributed by the FCL, (b) Commercializing all media and gaming (including sports betting) rights, intellectual property, merchandise and other products in connection therewith, (c) conducting the LLC's activities contemplated by this Agreement and the agreements contemplated hereby and (d) conducting any other ancillary activities necessary, convenient, desirable or incidental to the foregoing.

"**Capital Account**" shall mean, with respect to any Series and with respect to any Member, the capital account maintained for such Member that is associated with such Series in accordance with the provisions of Section 3.04. A separate Capital Account shall be maintained for each Member's interest in each Series.

"Capital Contribution" shall mean, with respect to any Member, any contribution to the Company with respect to a Series in cash or other property (at such other property's initial Gross Asset Value) by such Member whenever made. "Initial Capital Contribution" shall mean, with respect to any Member, the initial contribution to the Company by such Member and the initial contribution with respect to any Series pursuant to this Agreement.

"Certificate of Formation" shall mean the Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of Delaware pursuant to the Act.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any superseding federal tax law. A reference herein to a specific Code Section refers, not only to such specific Section, but also to any corresponding provision of any superseding federal tax statute, as such specific Section or such corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

"Company" shall refer to FANCHISE LEAGUE COMPANY, LLC formed and continued under and pursuant to the Act and this Agreement.

"Depreciation" shall mean, with respect to a Series, and for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset associated with such Series for such Fiscal Year or other period; provided, however, that if the Gross Asset Value of an asset associated with such Series differs from its adjusted basis for federal income-tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income-tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to such beginning adjusted tax basis; and provided further, that if the federal income-tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by Members associated with such Series holding a majority Voting Interest in such Series.

"**Distributable Cash**" means, as of any date, the excess of the cash and cash equivalents generated from the operations of the LLC, other than Capital Contributions and Liquidation Event Proceeds (specifically excluding any deduction for Reserves), over the Reserves. For the avoidance of doubt, Distributable Cash shall be determined by the Manager, in its sole discretion.

"Entity" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust or foreign business organization or other legal entity.

"**Equity Incentive Plan"** shall have the meaning ascribed to it in Section 3.9(b)

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"Fiscal Year" shall mean (i) shall mean for each Fiscal Year the period beginning on the 1st of January and ending on the 31st of December; provided, however, that, at the election of the Manager, a new Accounting Period shall commence on any date on which an Additional Member is admitted to the LLC or a Member ceases to be a Member for any reason. pursuant to Article IX hereof.

"Gross Asset Value" shall mean, with respect to any asset associated with a Series, such asset's adjusted basis for federal income-tax purposes, except as follows:

(i)   the initial Gross Asset Value of any asset contributed by a Member to the Company with respect to a Series shall be the gross fair market value of such asset, as agreed to by Members associated with such Series holding a majority Voting Interest in such Series;

(ii)   the Gross Asset Value of all Company assets associated with a Series shall be adjusted to equal their respective gross fair market values, as determined by Members associated with such Series holding a majority Voting Interest in such Series, as of the following times: (a) the acquisition of an additional interest in the Company with respect to such Series by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (b) the distribution by the Company with respect to such Series to a Member of more than a *de minimis* amount of Company assets associated with such Series as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (a) and Clause (b) of this sentence shall be made only if Members associated with such Series holding a majority Voting Interest in such Series reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in such Series; and

(iii)   the Gross Asset Value of any asset associated with a Series that is distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by Members associated with such Series holding a majority Voting Interest in such Series.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (i) or Paragraph (ii) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"League Revenue" shall have the meaning ascribed to it in Section 2.1(a).

"Company Member" shall include: (i) FAN CONTROLLED SPORTS & ENTERTAINMENT, INC. each in his/her/its capacity as a Member of the Company not associated with any Series; (ii) Fanchise League Company LLC, each in his/her/its capacity as a Member of the Company

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associated with a Series (as such Series may, from time to time, be created in accordance with the terms of this Agreement), and (iii) Persons later admitted as Member of the Company, who shall be admitted in accordance with this Agreement. Members of the Company shall at all times be Members of the Company until the Company is dissolved, wound up and terminated in accordance with the Act and this Agreement, notwithstanding the fact that there may or may not be any Series at any particular point in time. Upon being admitted as a Member of any Separate Series Agreement, unless otherwise specified such Separate Series Agreement, such Member shall not be considered admitted as a Member of the Company and each other Series and shall not hold the same Percentage Interest in the Company and each other Series as it holds in such Separate Series Agreement. The Company shall be controlled by a simple majority of Member(s) holding more than 50% of the Voting Units in the Company who have the powers to make any decision not in violation of this Agreement including but not limited to appointment and removal of Series Manager(s).

"Membership Interest" shall mean a Member's entire limited liability company interest in the Company.

"Voting Percentage Interest" shall mean, for any Member associated with a Series, such Member's Voting Percentage Interest in such Series as set forth on Exhibit A attached hereto; as such Percentage Interests may be changed from time to time.

"**Person" or "Persons"** shall mean any individual or Entity, their heirs, executors, administrators, legal representatives, successors, and assigns of such individual or Entity where the context so permits.

"Profits" and "Losses" shall mean, with respect to a Series, and for each Fiscal Year, an amount equal to the Company's taxable income or loss associated with such Series for such Fiscal Year, determined in accordance with §703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction associated with such Series that are required to be stated separately pursuant to §703(a)(1) of the Code), with the following adjustments:

i) any income of the Company associated with such Series that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

ii) any expenditures of the Company associated with such Series that are described in §705(a)(2)(B) of the Code (or treated as expenditures described in §705(a)(2)(B) of the Code pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss;

iii) in the event the Gross Asset Value of any Company asset associated with such Series is adjusted in accordance with Paragraph (ii) or Paragraph (iii) of the definition of "Gross Asset Value" above, the amount of such adjustment shall be

taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

iv)   gain or loss resulting from any disposition of any asset of the Company associated with such Series with respect to which gain or loss is recognized for federal income-tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value; and

v)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation associated with such Series for such Fiscal Year or other period, computed in accordance with the definition of "Depreciation" above.

"Profits Interest" shall mean an Incentive Unit that is issued with (x) a Profits Interest Threshold Amount that is at least equal to the greater of zero (0) or (y) the amount that the Manager determines would, on the date of issuance of such Incentive Unit, be distributed in respect of such Incentive Unit if it had no Profits Interest Threshold Amount, if, immediately after such Incentive Unit is issued, the LLC were to liquidate completely and in connection with such liquidation (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (but limited, in the case of nonrecourse liabilities as to which the creditors' rights to repayment are limited solely to one or more assets of the LLC, to the value of such assets), and (iii) each holder of Units were to pay to the LLC at that time the amount of any obligation then unconditionally due to the LLC, and then the LLC were to distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 3.3(a) (subject to adjustment as provided herein). An Incentive Unit with a Profits Interest Threshold Amount that is at least equal to its Profit Interest Target Amount is intended to meet the definition of a "profits interest" in I.R.S. Revenue Procedures 93-27 and 2001-43 and the provisions of this Agreement shall be interpreted and applies consistently with such intention; provided, however, that none of the Parties is providing any representation, warranty or covenant to this effect. The Manager shall, if necessary, reduce the amount of each distribution to be made in respect of the Incentive Units under Section 2.09(b) to the extent necessary so that each Incentive Unit constitutes a "profits interest" within the meaning of I.R.S. Revenue Procedures 93-27 and 2001-43. In the event that the amount to be distributed in respect of an Incentive Unit is reduced pursuant to the preceding sentence (the amount of such reduction being referred to as the "Excess Distributions"), the Excess Distributions shall be distributed to the other Team Members pursuant to Section 3.1(b) and the Manager shall have the right to make adjustments to future distributions so that the holder of such Incentive Unit later receives an amount equal to the Excess Distributions out of amounts that, but for this sentence, would have been distributed to other Team Members. An Incentive Unit that is issued with a Profits Interest Threshold Amount that is at least equal to its Profit Interest Target Amount shall be treated in the same manner as any other Incentive Unit for all purposes of this Agreement except (i) as provided in the Equity Incentive Plan and (ii) as specifically provided in this Agreement (for example, with respect to adjustments of amounts distributable with respect to such Incentive Unit as provided in this definition and Article X).

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"Profits Interest Target Amount" shall mean in respect of each Incentive Unit that is issued, the amount specified in respect of that Incentive Unit in clause (y) of the first sentence of the definition of Profits Interests.

"Profits Interest Threshold Amount" for an Incentive Unit intended to be a Profits Interest shall mean, unless otherwise determined by the Manager, an amount equal to the amount that would be distributed in respect of such Incentive Unit if it had no Profits Interest Threshold Amount, if, immediately after such Incentive Unit is issued, the LLC were to liquidate completely and in connection with such liquidation (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (but limited, in the case of nonrecourse liabilities as to which the creditors' rights to repayment are limited solely to one or more assets of the LLC, to the value of such assets), and (iii) each holder of Units were to pay to the LLC at that time the amount of any obligation then unconditionally due to the LLC, and then the LLC were to distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 3.3(a); provided, however, the Profits Interest Threshold Amount shall not be less than zero dollars ($0). The Manager shall have the discretion to set any Incentive Unit's Profits Interest Threshold Amount to equal an amount that is greater than the amount determined in the prior sentence. The Profits Interest Threshold Amount of an Incentive Unit shall be reduced (but not below zero dollars ($0)) dollar-for-dollar by the amount by which distributions with respect to such Incentive Unit were previously reduced by reason of the existence of the Profits Interest Threshold Amount. The Manager shall have the discretion to reduce the Profits Interest Threshold Amount with respect to any Incentive Unit if, subsequent to the grant of such Incentive Unit, the fair market value (as determined by the Manager in its sole discretion) of the LLC declines.

"Reserves" shall mean, with respect to a Series, funds set aside or amounts allocated to reserves that shall be maintained in amounts deemed sufficient by the Series Manager associated with such Series for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation with respect to such Series, or incident to the liquidation of such Series pursuant to this Agreement.

"Secretary" shall mean the Delaware Secretary of State.

"Separate Property" shall mean the respective properties specified in the respective Separate Series Agreement.

"Series Agreement" shall have the meaning set forth in Section 3.02.

"Series" shall mean a designated Series of Members, Series Managers or Limited Liability Company Interests established in accordance with this Agreement and 6 Del.C. § 18-215 having separate rights, powers or duties with respect to Separate Property or obligations or profits and losses associated with Separate Property or obligations and, to the extent provided in this Agreement or a Separate Series. Unless otherwise agreed to in writing by the Series Manager,

each Team interest shall be a separate Series and Separate Property with respect to the Series Members and Series Managers (hereafter "New Series").

"Team Incentive Units" shall have the meaning ascribed to it in Section 3.9(a).

"Team Percentage Interest" shall mean, with respect to a Team Member, the percentage of the total Team Units such Member holds of the applicable Class of Team Units. The initial Team Percentage Interest of each Team Member in each class of Team Units is set forth on Exhibit A. Following the Effective Date, the Team Percentage Interests will be adjusted proportionally for any new issuance, conversion, redemption, repurchase or Transfer of any Team Units in accordance with this Agreement. The Manager shall amend Exhibit A to reflect each such adjustment.

"Team Units" shall have the meaning ascribed to it in Section 3.9(a)(ii).

"Treasury Regulations" shall mean the income-tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of superseding regulations).

Section 1.02 – Headings: The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

ARTICLE II
FORMATION OF COMPANY

Section 2.01 – <u>Company Name; Principal Place of Business</u>:

       a)   **<u>Name</u>**. The name of the Limited Liability Company shall be FANchise League Company, LLC (the "Company").

       b)   **<u>Purpose/Powers</u>**. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing. The Company shall have the power and authority to do any and all acts necessary or convenient to or in furtherance of said purposes, including all power and authority, statutory or otherwise, possessed by, or which may be conferred upon, limited liability companies under the laws of the State of Delaware.

       c)   **<u>Company Member.</u>** The name and the business, residence or mailing addresses of the Member is as follows**:**

<u>Name</u>	<u>Address</u>
Fan Controlled Football League, Inc. (formerly Project FANchise Holdings, LLC)	2629 Manhattan Ave, #218 Hermosa Beach, CA 90254
Fanchise League Company LLC	2629 Manhattan Ave, #218 Hermosa Beach, CA. 90254

       d)   **<u>Registered Office/Registered Agent</u>**. The address of the registered office of the Company in the State of Delaware, and the name and address of the registered agent of the Company for service of process on the Company in the State of Delaware, is c/o Incorporating Services, Ltd., 3500 South DuPont Highway, Dover, Kent County, Delaware 19901.

       e)   **<u>Certificate</u>**. Each of the Members and Sohrob Farudi is hereby designated as an authorized person within the meaning of the Act to execute, deliver and file the certificate of formation of the Company (the "Certificate"), and to execute, deliver and file any amendments or restatements of the Certificate or any certificate of cancellation of the Certificate.

Section 2.02 – <u>Company Member Management</u>: Management, operation and policy of the Company shall be vested exclusively in the Company Member, and there shall be no "manager" within the meaning of the Act. The Company Member, acting through its duly authorized agents, is authorized and empowered on behalf and in the name of the Company to perform all acts and engage in all activities and transactions which it may in its sole discretion deem necessary or advisable in order to cause the Company to carry out its purpose and exercise the powers granted to the Company hereunder and under the Act. The Company Member is an agent of the Company and the actions of such Company Member in such capacity shall be binding on the Company

without liability to the Company Member so acting.

Section 2.03 – <u>Agents; Officers</u>: The Company Member by written instrument signed by the Company Member shall have the power to appoint agents to act for the Company with such titles as the Company Member deems appropriate and to delegate to such agents such of the powers as are held by the Member hereunder as the Company Member may determine. The Company Member by written instrument signed by the Company Member may, in the sole discretion of the Company Member, ratify any act previously taken by an agent acting on behalf of the Company. Except as provided in this Section, the Company Member shall be the sole person with the power to bind the Company.

The Company Member may designate in writing natural persons as officers of the Company (the "Officers") and assign titles to any such person. Unless the Company Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any such delegation may be revoked at any time by the Company Member. An Officer may be removed with or without cause at any time by the Company Member. The following person is designated as the initial Officer of the Company, holding the office set forth opposite his name, and is duly authorized to act on behalf of the Company in his capacity as an officer of the Company:

<u>Name</u>	<u>Office</u>
Sohrob Farudi	Chief Executive Officer

Section 2.04 – <u>Reliance by Third Parties</u>: Any person or entity dealing with the Company or the Company Member may rely upon a certificate signed by the Company Member as to: (a) the identity of the Members; (b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Company Member or are in any other manner germane to the affairs of the Company; (c) the persons who or entities which are authorized to execute and deliver any instrument or document of or on behalf of the Company; or (d) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or the Company Member.

Section 2.05 – <u>Capital Contributions</u>: The Company Member has contributed the amount in the books and records of the Company as its initial capital contribution to the Company. The Company Member may make, but shall not be required to make, additional capital contributions to the Company.

Section 2.06 – <u>Taxation</u>. It is the intent of the Company Member that since the Company has a single owner, the Company shall be disregarded as an entity separate from the Company Member for federal tax purposes.

Section 2.07 - <u>Partnership Representative</u>. Sohrob Farudi or his Designee shall serve as the "Partnership Representative" for the Company within the meaning of Section 6223 of the Code (the "Partnership Representative"). The Partnership Representative shall determine (a) the appropriate treatment of each item of income, gain, loss, deduction and credit of the Company on its Tax returns, (b) the accounting methods and conventions under the Tax Laws of the United States, the and other relevant jurisdictions applicable to the treatment of any such item and (c) any other method or procedure related to the preparation of such Tax returns. The Partnership Representative shall have all of the rights, duties, powers and obligations provided for in Sections 6221 through 6241 of the Code. All elections required or permitted to be made by the Company, and all other Tax decisions and determinations relating to U.S. federal, state or local Tax matters of the Company, shall be made by the Partnership Representative. Tax audits, controversies and litigations shall be conducted under the direction of the Partnership Representative. The Partnership Representative shall, upon request of the Company, provide the Company with information in respect of any of the foregoing and shall use its reasonable best efforts to keep the Company apprised of any material developments on matters in respect of which the Company has requested to be kept so apprised.   If Sohrob Farudi ceases to be a Partnership Representative, Members owning at least a majority of the Company's LLC Units shall be entitled to appoint a new Partnership Representative to replace the Sohrob Farudi.

Section 2.08 – <u>Allocation of Profits and Losses</u>.

(a)   Prior to a Liquidation Event, for each Fiscal Year (or other Accounting Period):

(i)   Net Income allocable to League Revenue shall be allocated equally among each Series LLC class of Team and Reserved Incentive Units and then, within such class, among the Members of that class pro rata in proportion to each such Member's Team Percentage Interest (in respect of that class, and in each case excluding unvested Units from the calculation of Team Percentage Interest);

(ii)   Net Income allocable to Team Revenue shall be allocated to the class of Team and Reserved Incentive Units to which the Team Revenue corresponds based on the Team Allocation Methodology set forth as Exhibit h, and then among the Members of that class pro rata in proportion to each such Member's Team Percentage Interest (in respect of that class, and in each case excluding unvested Units from the calculation of Team Percentage Interest); and

(iii)   Net Losses shall be allocated in the manner in which such items reduce a Member's entitlement to distributions under Article III.

For purposes of applying the above, expenses shall be treated as first reducing Net Income allocable to League Revenue (to the extent thereof).

(b)   Upon a Liquidation Event, Net Income, Net Loss and items thereof (including gross items thereof) of the LLC for the applicable Fiscal Year (or other Accounting Period) shall be allocated to the Members in such manner that:

(i) if the LLC were to liquidate completely after the end of such Fiscal Year (or other Accounting Period) and in connection with such liquidation (x) sell all of its assets at their Carrying Values, (y) settle all of its liabilities to the extent of the available assets of the LLC (limited, in the case of nonrecourse liabilities, to the collateral securing such liability), and (z) each Member were to pay to the LLC at that time the amount of any obligation then unconditionally due (in a non-Member capacity) to the LLC, then:

(ii) (x) the distribution by the LLC of any remaining cash to the Members in accordance with their respective Capital Account balances (after crediting or debiting the Capital Accounts for any Net Income, Net Loss, items thereof and allocations pursuant to Section 9.3 for such Fiscal Year or other Accounting Period, including any Partner Nonrecourse Debt Minimum Gain and Partnership Minimum Gain resulting from the hypothetical liquidation and crediting Capital Accounts for all contributions to be made (if any) in connection with the liquidation) would correspond as closely as possible to the liquidating distributions that would result if the liquidating distributions had instead been made in accordance with Section 10.3; and (y) any resulting deficit Capital Account balance (after crediting or debiting Capital Accounts for Net Income, Net Loss, items thereof, and allocations pursuant to Section 9.3 for such Fiscal Year or other Accounting Period, including any Partner Nonrecourse Debt Minimum Gain and Partnership Minimum Gain resulting from the hypothetical liquidation and crediting Capital Accounts for all contributions required to be made (if any) in connection with the liquidation) would correspond as closely as possible to the manner in which economic responsibility for such deficit Capital Account balances, if any, would be borne by the Members under the terms of this Agreement or any collateral agreement. For the avoidance of doubt, unvested Units shall be treated as vested for allocation purposes in accordance with I.R.S. Revenue Procedure 2001-43.

Section 2.09 – <u>Distributions</u>.
(a) Within 45 Business Days after the end of each Fiscal Year, the Manager shall cause all Distributable Cash, if any, to be distributed to the Series LLC's in accordance with Section 2.08(b). In connection therewith, the Manager shall determine the amount of the revenues that the LLC earned for such Fiscal Year (i) that is attributable to the league-wide operation of the Business (e.g., league-wide media transactions and sponsorships or league-wide licensing arrangements) (the "League Revenue"), and (ii) that is attributable to the operations of a team included within the Business (e.g., team advertising transactions or team merchandising arrangements) (the "Team Revenue"). For the avoidance of doubt, any revenue that the LLC earns for such Fiscal Year shall be deemed either League Revenue or Team Revenue, and none of the revenue that the LLC earns for such Fiscal Year shall be deemed both League Revenue and Team Revenue. Such determinations as made by the Manager will be conclusive absent manifest error and absolutely binding upon the LLC, each of the Members and their respective successors, personal representatives and permitted assigns. In its sole discretion, the Manager may cause interim distributions to be made on a quarterly basis as an advance against amounts to be distributed pursuant to this Section 2.08; provided, that each Member shall promptly repay to the LLC on the request of the Manager any excess of such interim distributions over the amount of distributions pursuant to this Section 2.08 to which the Member is ultimately determined to be entitled.

(b)   If the Manager declares and determines to make any distribution of Distributable Cash to the Members, all such distributions shall be made as follows:

(i)   If the amount of Distributable Cash is less than or equal to the amount of Team Revenue for such Fiscal Year, Distributable Cash shall be distributed to the Series LLC's classes of Team and Reserved Incentive Units according to the Team Allocation Methodology set forth as Exhibit H hereto.

(ii)   If the amount of Distributable Cash is more than the amount of Team Revenue for such Fiscal Year, Distributable Cash shall be distributed to the Series LLC's as follows:

(1)   an amount equal to the Team Revenue shall be distributed to the Series LLC's Team and Reserved Incentive Units in accordance with Section 2.1(b)(i); and

(2)   the amount by which Distributable Cash exceeds Team Revenue for such Fiscal Year shall be distributed to the Series LLC's Team Units in equal portions.

Exhibit I provides an illustrative example of the calculation of distributions of Distributable Cash to be made to the Series LLC's in accordance with this Section 2.09(b).

(c)   Except as otherwise provided by applicable Law, no Member shall be required to restore or repay to the LLC any funds properly distributed to it pursuant to Section 2.09.

Section 2.10 – <u>Dissolution</u>. The Company shall have perpetual existence unless it shall be dissolved and its affairs shall have been wound up upon (a) the written consent of the Company Member or (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate as provided in the Act. None of the events described in Section 18-304 of the Act shall cause the Company Member to cease to be a Member of the Company.

Section 2.11 – <u>Assignment</u>s. The Company Member may assign its limited liability company interest to any person, which person shall become a Company Member upon the filing of the instrument of assignment with the records of the Company.

Section 2.12 – <u>Liability of Member</u>. The Company Member shall not have any liability for any obligations or liabilities of the Company except to the extent provided in the Act.

ARTICLE III
FORMATION OF SERIES

Section 3.01 – <u>Series Formation</u>: As established from time to time in accordance with this Agreement, there may be designated additional Series having separate rights, powers or duties with respect to separate property or obligations or profits and losses associated with separate property or obligations and, to the extent provided in this Agreement and a separate Series Agreement, and may have a separate business purpose or investment objective. A Member may be a member of one or more Series.

Section 3.02 – <u>Company Authorization to Form Additional Series</u>: Without the need for the consent of any Person, the Company Member may establish one or more additional Series as they may jointly determine in their sole discretion. The terms of each additional Series shall be as set forth in this Agreement and a separate agreement establishing such Series (a "Separate Series Agreement") substantially in the form of Exhibits A, B, C, D, attached hereto. A Separate Series Agreement may be executed by the Series Manager as Members associated with such Series. To the extent that a Separate Series Agreement conflicts with this Agreement, this Agreement shall control.

Section 3.02 - <u>Series Agreements</u>. Upon the formation of a Series, the Series Manager will cause to be drafted a Series Agreement, designating such Member Classes as may be necessary, appropriate, or advantageous for operation of the Series and meeting its specific business objectives, including Member Classes that have preferential rights to compensation or a return of capital over other Series Member and subordinate classes. Designation of Series Member Classes by the Manager may be based on the amount, character or type of the Capital Contribution, or the timing of the Capital Contribution to a Series, as the Manager deems appropriate when forming the Series.

Each Series Agreement will describe the characteristics, capital requirements, of a Series, and will include:

      i.   Series Members who will make Capital or Non-Capital Contributions to the Series to further its separate business objectives; and

      ii.   Separate rights, powers, and duties with respect to management, control, and disposition of Separate Assets (as defined below) of such Series

Section 3.02 – <u>Series Autonomy</u>: No debt, liability or obligation of a Series shall be a debt, liability or obligation of any other Series. The debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a Series shall be enforceable against the assets of such Series only and not against any other assets of the Company generally or any other Series and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other Series shall be enforceable against the assets of such Series. Separate and distinct records shall be maintained for each and every Series, and

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assets associated with any such Series shall be accounted for separately from the other assets of the Company, or any other Series of the Company. The Certificate of Formation shall contain notice of the limitation of liabilities of a Series as to other Series in conformity with the Act.

a. **Creation of New Series**. In accordance with this Operating Agreement, the Manager may from time to time form any new Series of the Company as may be necessary to meet the Company's business objectives.

c. **Meetings of Members**. Meetings of Series Members, for any purpose or purposes, may be called by any Series Manager, but there shall be no requirement that there be an annual meeting. A Series Manager may designate any place, either within or outside the State of Delaware, as the place of meeting for any meeting of the Series Members. If a designation is not made, or if a special meeting is otherwise called, the place of meeting shall be the principal place of business of the Company. Any meeting of Series Members may also take place by teleconferencing as long as a quorum (as defined below) participate in the same.

d. **Company Books**: The Series Managers associated with a Series shall maintain and preserve, during the existence of such Series, the accounts, books and other relevant Series documents. Notwithstanding anything in this Agreement to the contrary, separate and distinct records shall be maintained for each and every Series, and the assets associated with each Series shall be held and accounted for separately from the other assets of the Company or of any other Series.

Section 3.03 – Series Manager: The Company Manager shall be vested with the authority to act as and on behalf of the Company, and shall have the sole and exclusive authority to appoint a Series Manager for each Series. The business and affairs of a Series shall be vested in the Series Manager and Members of that Series in accordance with its Series Agreement. In the absence of a Series Manager, the Company Manager shall be vested with the authority to act as and on behalf of the Series as its Manager. A Series Manager need not be a member of that Series or a member of the Company.

Section 3.04 – Authority to Act: A Series Manager, if one or more are designated by the Manager, shall be vested with the authority to act as and on behalf of such Series. The Series Manager(s) shall serve until the Series Manager resigns or is removed as provided herein. Each Series Manager shall have the exclusive power and authority to bind a Series on any matter described above, and shall be deemed to be authorized by the Series Members to act as an agent of the Series only with respect to such Series. Without limiting the general authority of a Series Manager provided herein, the Series Manager shall have the sole power and authority, on behalf of a Series to:

a) Acquire title or management control of an Asset from any person as the Series Manager(s) may determine, whether or not such person is directly or indirectly affiliated or connected with the Series Manager or any Series Member;

b) Sell or otherwise dispose of all or substantially all of the assets of a Series as part of a single transaction or plan as long as such disposition is not in violation of or a cause of a default under any other agreement to which such Series may be bound;

c) Hold, own and/or operate such real and personal properties in the name of a Series, its Affiliates, or its Subsidiary, as appropriate;

d) Sell or otherwise dispose of all or substantially all of the assets of a Series as part of a single transaction or plan as long as such disposition is not in violation of or a cause of a default under any other agreement to which such Series may be bound;

e) Execute on behalf of a Series all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; security agreements; financing statements; and any other instruments or documents necessary, appropriate, convenient, advisable or incidental to the business of such Series;

f) Employ accountants, certified public accountants, legal counsel, managing agents or other experts to perform services for the Series;

g) Pay, collect, compromise, litigate, arbitrate, or otherwise adjust or settle any and all other claims or demands of or against such Series or to hold such proceeds against the payment of contingent liabilities;

h) Enter into any and all other agreements on behalf of and with respect to a Series, as appropriate; and

i) Do and perform all other acts as may be necessary, appropriate, convenient, advisable or incidental to the conduct of such Series' business.

Section 3.04 – <u>Capital Accounts</u>: A Series Manager or the Manager may from time to time open bank accounts in the name of such Series and the Series Manager shall be the only signatories thereon, unless the Series Manager determines otherwise.

Section 3.05 - <u>Partnership Representative</u>. The Series Manager or its Designee shall serve as the "Partnership Representative" for each individual Series within the meaning of Section 6223 of the Code (the "Partnership Representative"). The Partnership Representative shall determine (a) the appropriate treatment of each item of income, gain, loss, deduction and credit of the Series on its Tax returns, (b) the accounting methods and conventions under the Tax Laws of the United States, the and other relevant jurisdictions applicable to the treatment of any such item and (c) any other method or procedure related to the preparation of such Tax returns. The Partnership Representative shall have all of the rights, duties, powers and obligations provided for in Sections 6221 through 6241 of the Code. All elections required or permitted to be made by the Series, and all other Tax decisions and determinations relating to U.S. federal, state or local Tax matters of the Series, shall be made by the Partnership Representative. Tax audits, controversies and litigations shall be conducted under the direction of the Partnership Representative.

Section 3.06 – <u>Series Manager Liability for Certain Acts</u>: Each Series Manager shall perform his or her duties associated with such Series in a manner he or she reasonably believes to be in the best interests of the Series and such and with such care as an ordinarily prudent person in a like position would use under circumstances. A Series Manager associated with a Series shall not be liable to the Series or any other Series Member for any loss or damage sustained by the Series, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, willful misconduct wrongful taking by the Series Manager.

Section 3.07 – <u>Series Members</u>:

      a.   **<u>Series Membership</u>**. Any individual who makes Capital Contributions or Non-Capital Contributions to a Series and is accepted by the Series Manager shall become a "<u>Series Member</u>" of that Series, but not of the Company generally or of any other Series created hereunder. A Series Member may be a Member of one or more Series. A Series Member may earn Distributions only from the Series to which it is admitted as a Member. The Manager shall have the right to cause the LLC to issue or sell to any Persons and admit any such Person as a Member (including Members and Affiliates of Members) any of the following (which for purposes of this Agreement shall be "Additional Interests"): (i) Units in the LLC in addition to Units issued hereunder or pursuant to the Equity Incentive Plan; and (ii) Awards or other rights to purchase or otherwise acquire Units issued pursuant to the Equity Incentive Plan. The Manager shall have the right to increase the number of Units that the LLC is authorized to issue pursuant to Section 3.9, cause the LLC to issue such Additional Interests subject to repurchase or forfeiture based on vesting, and the Manager shall have the right to cause the LLC to repurchase or reacquire such Additional Interests pursuant to the terms governing the vesting of such Additional Interests. Upon any such repurchase or forfeiture, such repurchased or reacquired Additional Interests may be resold and reissued pursuant to the terms of this Article III and the Equity Incentive Plan (if applicable). If an Additional Interest is issued to an existing Member in accordance with the terms of this Agreement, the Manager shall amend Exhibit A without the further vote, act or consent of any other Person to reflect the issuance of such Additional Interest and, upon the amendment of such Exhibit A, such Member shall be issued its Additional Interest

      b.   **<u>Members Contact</u>**. The names and addresses of Series Members will be set forth in an Exhibit attached to the applicable Series Agreement.

Section 3.08 – <u>Series Capital Contributions and Distributions</u>:

      a.   **<u>Initial Series Capital Contributions</u>**. The Company Manager may raise Capital Contributions for each Series by the sale of Units in each Series. The Company Manager will determine the minimum or maximum number of Units to be sold on behalf of a Series, and the minimum investment amount required of an individual Investor in a Series, if any. Each Series Member shall contribute to such Series in the amount set forth in a Series Agreement as its Initial Capital Contribution to the Company with respect to such Series.

Section 3.09 – <u>Series Units Generally</u>. Membership Interests sold by the Company on behalf of a

Series may be denominated in Units. Units may be issued in one or more classes or series of classes, as approved by the Company Manager, and references to Units shall be deemed to include fractional Units. The Units shall be uncertificated unless the Company Manager determines that the Units shall be represented by certificates in such form as shall be determined by the Company Manager from time to time. If applicable, the Company may issue a new certificate in place of any certificate therefore issued by it, alleged to have been lost, stolen or destroyed.

Section 3.10 – <u>Classes of Series Units</u>:

(a)   The Units shall consist initially of three (3) classes for each Series created by the Manager:

> (i)   One (1) class of Units designated "Voting Units" (the "**Voting Units**"); and
>
> (ii)   One (1) class of Units designated Non-Voting "Team Units" (the "**Team Units**"); and
>
> (iii)   One (1) class of Units designated Non-Voting "Team Incentive Units" (the "**Team Incentive Units**") to be issued as Profit Interest Units pursuant to the Equity Incentive Plan.

As of the date hereof, each Series is authorized to issue up to:

1) 1,000,000 Voting Units;
2) 1,800,000 Team Units, of which 500,000 Team Units shall be reserved for sale to third-party investors in each Series; and
3) 2,200,000 Team Incentive Units for issuance as Profits Interests or for issuance upon exercise of an option to acquire Team Units, in each case, issued pursuant to the Equity Incentive Plan.

1,000,000 Voting Units and 1,300,000 Team Units shall be initially issued to Fan Controlled Sports & Entertainment, Inc. The Units shall have the rights, preferences, privileges, limitations, restrictions and/or obligations as set forth herein and such other relative rights, powers and duties as are set forth in this Agreement.

(b)   Equity Incentive Plan. Following the Effective Date, the Manager may adopt an Equity Incentive Plan (the "Equity Incentive Plan") in a form reasonably acceptable to the Manager and without the requirement that the Equity Incentive Plan be approved by the Members. The Members hereby agree that the Manager shall have the authority to adopt and administer the Equity Incentive Plan, or appoint an administrator thereof, in accordance with the terms of the Equity Incentive Plan and this Agreement. The Manager shall be permitted to issue or deem to be issued or allocated up to the number of Team Incentive Units pursuant to the Equity Incentive Plan, and any such Team Incentive Unit may be issued with a Profits Interest Threshold Amount and may be subject to vesting or other restrictions as determined by the

Manager. The Team Incentive Units may be increased or decreased by the Manager, in its sole discretion. Unless otherwise provided in the Equity Incentive Plan or pursuant to a Unit grant agreement or option agreement, Incentive Units issued under the Equity Incentive Plan shall represent solely an economic interest in the LLC. Holders of such Incentive Units shall be entitled to the allocations and distributions attributable to such Incentive Units, but shall otherwise have no rights or powers (including, without limitation, voting power) to participate in the management of the LLC with respect to their Incentive Units, and shall not be treated as, nor possess any of the rights of, a member of a limited liability company under the Act. Any Member who receives Incentive Units for services shall make a timely and effective election under Section 83(b) of the Code in accordance with Section 1.83-2 of the Treasury Regulations with respect to such Incentive Units unless the Manager determines that such Member shall not be required to file such election. With respect to any Incentive Unit issued that is intended to be a Profits Interest, both the LLC and all Members will (i) treat such Incentive Units as outstanding for U.S. federal income tax purposes, (ii) treat such Member as a partner for U.S. federal income tax purposes with respect to such Incentive Units and (iii) file all tax returns and reports consistently with the foregoing, and neither the LLC nor any of its Members will deduct any amount (as wages, compensation or otherwise) from the fair market value of such Incentive Units for U.S. federal income tax purposes.

Section 3.11 - <u>Class of Series and Voting Rights</u>: Subject to the other provisions of this Agreement or a Series Agreement;

a. The Company Manager retains the sole and exclusive right to establish Series, Series Member Classes, the quantity and value of Units in a Series to be sold in exchange for Capital Contributions to each Series as may be necessary to accomplish the objectives of the Series or the Company. The voting rights, if any associated with the Units will be specified in a Series Agreement.

b. If any non-voting Interests are issued by a Series, the non-voting Interest holders although Series Members, shall be passive, shall not have any power to vote, except as otherwise provided in such Series Agreement or by law, and shall only obtain a purely Economic Interest in the particular Series.

Section 3.12 <u>Distributions</u>. The Company Manager does not expect to receive regular Distributions from the Company, and will only share in Distributions in accordance with its membership in a Series.

a. Within 45 Business Days after the end of each Fiscal Year, the Manager shall cause all Distributable Cash, if any, to be distributed to the Members in accordance with Section 3.10(b). In its sole discretion, the Manager may cause interim distributions to be made on a quarterly basis as an advance against amounts to be distributed pursuant to this Section 3.10; provided, that each Member shall promptly repay to the LLC on the request of the Manager any excess of such interim distributions over the amount of distributions pursuant to this Section 3.1 to which the Member is ultimately determined to be entitled.

b. If the Manager declares and determines to make any distribution of Distributable Cash to

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the Members, all such distributions shall be distributed to the Team Members pro rata in proportion to each such Member's Team Unit and Reserved Incentive Unit Percentage Interest.

c. Further, unless otherwise determined by the Manager, no distributions shall be made by the LLC with respect to unvested Incentive Units issued out of Reserved Incentive Units; provided, that any amount of distributions that would have been distributed in respect of unvested Incentive Units but for the terms of this sentence shall instead be distributed to the vested Team Units within the same Class as such unvested Team Units, pro rata in proportion to the Team Percentage Interest of such vested Team Units.

d. Except as otherwise provided by applicable Law, no Member shall be required to restore or repay to the LLC any funds properly distributed to it pursuant to Section 3.1

e. All Distributions to Series Members pursuant to this Agreement shall be made at such times and in such amounts as shall be determined solely by the Series Manager; provided, however, that the Series Manager shall use its best efforts to cause the Series to distribute to such Series Members an amount of Distributable Cash sufficient to enable the Series Members to pay their federal and state income-tax liabilities attributable to their respective distributive shares of the taxable income of a Series, as applicable.

f. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, Distribution or allocation to Series Members shall be treated as amounts distributed to the Series Members pursuant to this Agreement for all purposes of this Agreement and the Series Agreements.

g. Series Manager is authorized to withhold from Distributions to the respective Series Members and to pay over to any federal, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, state or local law and shall allocate such amounts to those Series Members with respect to which such amounts were withheld.

h. Notwithstanding any provision to the contrary contained in this Agreement, a Series shall not make any Distribution to any Person on account of its Interest in the Company with respect to such Series if such Distribution would violate the Act or other applicable law.

i. The Series Manager may base a determination that a Distribution or return of a Series Member's Capital Contribution may be made hereunder in good-faith reliance upon a balance sheet and profit and loss statement of such Series represented to be correct by the person having charge of its books of account or by an independent public or certified public accountant or firm of accountants to fairly reflect the financial condition of such Series.

j. No Series Member shall be entitled to interest on its Capital Contributions or to return of their Capital Contributions.

k. Unless otherwise approved by a Series Manager, a Series Member who resigns as a Series Member (a "Resigning Member"), regardless of whether such termination was the result of a voluntary act by such Series Member, shall not be entitled to receive any further

Distributions with respect to such Series. Damages for breach of this Section shall be monetary damages only (and not specific performance), and such damages may be offset against Distributions by such Series to which the Resigning Member would otherwise be entitled.

Section 3.12 – <u>Transfer of Membership</u>:

a. **<u>Transfers</u>**. The Company Manager, as the issuer of Interests in the Company and its Series, shall have the sole and exclusive authority to grant, convey, sell, transfer, hypothecate, disassociate or otherwise dispose of all or a portion of the Series' Interests without input or vote of the Series Members or Series Managers consistent with the Series Agreement. Once interests in a Series have been sold, the Series Manager may only effect a change in the Membership Interests of a Series Member by following the procedures described below.

b. **<u>Transfer Void</u>**.   Any Transfer or attempted Transfer of an Interest in any Series in contravention of this Agreement shall be absolutely null and void *ab initio* and of no force or effect, on or against the Company, any Series, Series Member, any creditor of the Company or any claimant against the Company and may be enjoined, and shall not be recorded on the books and records of the Company or any Series. No distributions of cash or property of the Company or any Series shall be made to any Transferee of any Interest Transferred in violation hereof, nor shall any such Transfer be registered on the books of the Company or any Series. The Transfer or attempted Transfer of any Interest in violation hereof shall not affect the beneficial ownership of such Interest, and, notwithstanding such Transfer or attempted Transfer, the Series Member making such prohibited Transfer or attempted Transfer shall retain the right to receive liquidation proceeds with respect to such Interest.

c. **<u>Effect of Permitted Transfer or Assignment.</u>** Following a Transfer of an Interest that is permitted under this <u>Section</u>, the Transferee of such Interest shall be treated as having made all of the Capital Contributions in respect of, and received all of the distributions received in respect of, such Interest, shall succeed to the Capital Account associated with such Interest and shall receive allocations and distributions pursuant to this Agreement in respect of such Interest as if such Transferee were a Series Member.

d. **<u>Transfers Restricted</u>**. No Series Member shall voluntarily transfer all or any part of its Economic Interest in a Series, except as provided in this Section. In the event a Series Member or a Transferee of a Series Member violates any of the provisions of this Section, such transfer shall be null and void and of no force or effect.

e. **<u>Voluntary Withdrawal, Resignation or Disassociation Prohibited</u>**. No Series Member may withdraw, resign or voluntarily disassociate from a Series, unless such Series Member complies with the transfer provisions set forth in this Section. The provisions of this Section shall apply to all Voluntary Transfers of a Series Member's Interests in a Series. Involuntary Transfers are addressed in this Section.

f. **<u>Admission of Additional Series Members</u>**. Only the Company may sell Interests in a Series

or admit Series Members. Once the Company closes the offering period for the sale of Interests in a Series, no additional Interests in the Series may be sold, or any Additional Series Members admitted, unless: a) the admission of an Additional Series Member is approved by the Company. The Company reserves the exclusive right to sell additional Interests in a Series to new or existing Series Members, and to admit new Series Members whose Interests may be equal or senior to the existing Interests in a Series as necessary to raise needed capital for a Series.

g. **Transfer Prohibited Except as Expressly Authorized Herein**. No Series Member may voluntarily, involuntarily, or by operation of law assign, transfer, sell, pledge, hypothecate, or otherwise dispose of (collectively transfer) all or part of its Interest in the Company or a Series, except as is specifically permitted by this Agreement or a Series Agreement. Any Voluntary Transfer made in violation of this Section shall be void and of no legal effect.

h. **Substitution**. A permitted transfer of any Series Member's Interest shall only be granted as to that Member's Economic Interest unless the Series Manager accepts a permitted transferee (Transferee) as a Substitute Member. A permitted Transferee shall become a Substitute Member only on satisfaction of all of the following conditions:

   i. Filing of a duly executed and acknowledged written instrument of assignment in a form approved by the Series Manager specifying the Member's Percentage Interest being assigned and setting forth the intention of the assignor that the permitted assignee succeed to the assignor's Economic Interest (or the portion thereof) and/or its Interest as a Series Member; Execution, acknowledgment and delivery by the assignor and assignee of any other instruments reasonably required by the Series Manager including an agreement of the permitted assignee to be bound by the provisions of this Agreement and the Series Agreement; and

   ii. The Series Manager's approval of the Transferee's or assignee's admission to the Series as a Substitute Member and concurrent and complete Disassociation of all of the Membership and Economic Interests of the Transferor with respect to such Series.

i. **Effective Date**. Any Transfer in compliance with this Section shall be deemed effective on the first date as of which with the relevant requirements of this Agreement have been satisfied.

j. **Team Drag-Along.** Notwithstanding anything to the contrary herein, Team or Series Members holding in the aggregate not less than 51% of the issued and outstanding Voting Units within such Team or Series (a "**Team Majority**") shall have the right to cause all other Team or Series Members within such Team or Series to join the Team Majority in a bona fide sale of Team Units (a "**Team Sale**") to a third party, subject to the Series Manager's approval pursuant to this Agreement. In connection with the foregoing sentence, each Series Member hereby agrees with respect to all securities of the Team or

Series which he, she or it own(s) or otherwise exercises dispositive authority:

i) to participate in the Team or Series Sale and sell his, her or its Team Units within such Team or Series in an amount equal to the product of (x) the number of Team Units held by such Member multiplied by (y) a fraction, the numerator of which is the aggregate number of Team Units within such Team or Series proposed to be Transferred in such transaction and the denominator of which is the aggregate number of all issued and outstanding Team Units within such Team or Series as of the date of such transaction;

ii) in the event such Team Sale is to be brought to a vote at a meeting of the Series or Team Members having voting rights under this Agreement, after receiving proper notice of any meeting of the Team or Series Members to vote on the approval of the Team Sale, to be present, in person or by proxy, as a holder of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

iii) to vote (in person, by proxy or by action by written consent, as applicable) all Units of the Series or Team to which it has beneficial ownership in favor of such Team or Series Sale and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the Team or Series Majority to consummate such Team or Series Sale;

iv) to refrain from exercising any dissenters' rights or rights of appraisal under applicable Law (including, without limitation, Section 18-210 of the Act) at any time with respect to such Team or Series Sale;

v) to execute and deliver all related documentation and take such other action in support of the Team or Series Sale as shall reasonably be requested by the Team or Series Majority.

k. **Legends.**

i) **Legends**. In the event the Units or any class of the Units become certificated Units, any certificate representing Units shall be endorsed with the following legend, as well as with any legends as may be required by applicable federal and state securities laws:

"THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN WRITTEN AGREEMENT BETWEEN THE REGISTERED HOLDERS OF THE UNITS OF THE LLC (OR THE PREDECESSOR IN INTEREST TO THE UNITS). SUCH AGREEMENT RESTRICTS THE TRANSFER OF UNITS AND GRANTS TO THE LLC AND/OR OTHER HOLDERS OF UNITS CERTAIN RIGHTS OF FIRST REFUSAL AND/OR CO-SALE UPON AN ATTEMPTED TRANSFER OF THE UNITS.   SUCH AGREEMENT CONTAINS

PROVISIONS REGARDING THE VOTING OF THE UNITS REPRESENTED BY THIS CERTIFICATE. COPIES OF SUCH AGREEMENT MAY BE OBTAINED FROM THE ISSUER UPON WRITTEN REQUEST. BY ACCEPTING ANY INTEREST IN SUCH UNITS THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL OF THE PROVISIONS OF SUCH AGREEMENT."

ii) Any certificate issued at any time in exchange or substitution for any certificate bearing such legends shall also bear such legends, unless the Units represented thereby are no longer subject to the provisions of this Agreement or, in the opinion of the Company (with advice from counsel to the Company, as the Company may deem appropriate), the restrictions imposed under the Securities Act or state securities laws are no longer applicable, in which case the applicable legend (or legends) may be removed.

Section 3.13 – <u>Involuntary Transfer; Disassociation</u>:

A Series Member may be disassociated (i.e., expelled) from the Series on application by the Series Manager for Cause (defined in the bullets below); upon a finding by the Series Manager that Series Member:

(1) Engaged in wrongful conduct or bad acts that adversely and materially affected the business of a Series and/or the Company;

(2) Willfully or persistently committed a material breach of this Agreement;

(3) Engaged in conduct relating to the Series' business, which makes it not reasonably practicable to carry on the business with the Series Member; or

(4) Engaged in willful misconduct related to its Membership in the Series.

Section 3.14 – <u>Indemnity of the Managers, Employees and Other Agents</u>:

(a) To the fullest extent permitted by applicable law, the Series Manager, any officers, directors, shareholders, partners, members, employees, representatives or agents of such Manager, (each, a "Covered Person") may be entitled to indemnification from such Series for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company or such Series and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement and any Separate Series Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of fraud, deceit, gross negligence, willful misconduct or a wrongful taking with respect to such acts or omissions; provided, however, that any indemnity under this Section. shall be provided out of and to the extent of the assets of the such Series only, and no Covered Person or any other Series shall have any personal liability on account thereof.

(b)   To the fullest extent permitted by applicable law, if the Series Manager(s) associated with a Series approve, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by such Series prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by such Series of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section .

(c)   A Series may purchase and maintain insurance, to the extent and in such amounts as the Series Managers associated with such Series shall deem reasonable, on behalf of Covered Persons and such other persons as the Series Managers associated with such Series shall determine, against any liability that may be asserted against or expenses that may be incurred by any such person in connection with the activities of such Series or such indemnities, regardless of whether such Series would have the power to indemnify such person against such liability under the provisions of this Agreement. A Series may enter into indemnity contracts with Covered Persons and such other persons as the Series Manager associated with such Series shall determine and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under this Section. and containing such other procedures regarding indemnification as are appropriate.

Section 3.15 – <u>Vacancies</u>: Any vacancy occurring for any reason with respect to the Series Manager of the Series shall be filled by the affirmative vote of the Members owning more than fifty percent (50%) of the percentage Voting Interests in the Series. A Series Manager chosen to fill a position shall hold office until his or her earlier death, resignation or removal.

Section 3.16 – <u>Place of Meetings</u>: The Series Manager may designate any place, either within or outside the State of Delaware, as the place of meeting for any meeting of the Members. If a designation is not made, or if a special meeting be otherwise called, the place of meeting shall be the principal place of business of the Company. Any meeting of the Series Members may also take place by teleconferencing so long as a quorum (as defined below) participates in the same.

Section 3.17 – <u>Meeting of All Voting Member</u>s: If all the Members associated with a Series shall meet at any time and place, either within or outside the State of Delaware, or participate in a teleconference meeting, and consent to the holding of a meeting at such time and place or by teleconference, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

Section 3.18 – <u>Quorum</u>: Members associated with a Series holding at least two-thirds of all Voting Units of such Series, represented in person or by proxy, shall constitute a quorum at any meeting of Members associated with such Series. In the absence of a quorum at any such meeting, Members associated with such Series holding a majority of the Percentage Voting Units so represented may adjourn the meeting from time to time for a period not to exceed sixty days without further notice. However, if the adjournment is for more than sixty days, or if after the

adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member associated with such Series of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members associated with such Series present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Percentage Interests whose absence would cause less than a quorum.

Section 3.19 – <u>Manner of Acting</u>: If a quorum is present, the affirmative vote of Members associated with a Series holding a Majority Interest of Voting Units in such Series shall be the act of the Members associated with such Series, unless the vote of a greater or lesser proportion or number is otherwise required by the Act or expressly by this Agreement.

Section 3.20 – <u>Action by Members Without a Meeting</u>: Action required or permitted to be taken at a meeting of Members associated with a Series may be taken without a meeting and without prior notice if Series Managers associated with such Series has received authorization representing the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Voting Members of such Series were present.

Section 3.21 – <u>Accounting Method</u>: For both financial and tax-reporting purposes and for purposes of determining Profits and Losses, the books and records with respect to each Series shall be kept on the accrual method of accounting in a consistent manner and shall reflect all transactions with respect to such Series.

Section 3.22 – <u>Records, Audits and Reports</u>: At the expense of the relevant Series, the Managers associated with such Series shall maintain separate and distinct records and accounts of the operations and expenditures of such Series. At a minimum, each Series shall keep at the principal place of business of the Company the following records:

(a) True and full information regarding the status of the business and financial condition of such Series and the Company;

(b) The current list of the name and last known business, residence or mailing address of each Member associated with such Series;

(c) A copy of this Agreement, Separate Series Agreements and the Certificate of Formation, together with executed copies of any written powers of attorney pursuant to which this Agreement, Separate Series Agreements;

(d) True and full information regarding the amount of cash and a description and statement of the Gross Asset Value of any other property or services contributed by each Member to the with respect to such Series and which each Member associated with such Series has agreed to contribute in the future, and the date on which each became a Member;

(e) Minutes of every meeting held, if any.

ARTICLE IV
MISCELLANEOUS PROVISIONS

Section 4.01 – <u>Notices</u>: All notices provided for by this Agreement shall be made in writing and deemed received (i) upon the actual delivery of the notice into the hands of the party entitled thereto, or (ii) upon the mailing of the notice in the U.S. mail at the last known address of the party entitled thereto, certified mail, return receipt requested.

Section 4.02 – <u>Binding Effect</u>: This Agreement is binding upon and inures to the benefit of the Members, and, to the extent permitted by this Agreement, their respective legal representatives, successors and assigns.

Section 4.03 – <u>Remedies for Breach</u>: The Membership Interests are unique chattels, and each party to this Agreement shall have the remedies that are available to it for the violation of any of the terms of this Agreement, including, but not limited to, the equitable remedy of specific performance (except as otherwise provided by this Agreement).

Section 4.04 – <u>Governing Law</u>: This Agreement, and the rights of the parties hereunder, shall be construed pursuant to the laws of the State of Delaware (without regard to conflict of laws principles).

Section 4.05 – <u>Waiver of Action for Partition</u>: Each Member irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company or any Series.

Section 4.06 – <u>Amendment</u>: Except as expressly set forth herein, this Agreement may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively), including any amendment or waiver by merger, consolidation or otherwise, by a written instrument executed by a Voting Majority in Interest of the Company Members in their sole discretion.

Notwithstanding anything to the contrary in this Agreement, Company may, in its sole discretion, amend this Agreement to issue a new class of Units in accordance with this Agreement, without the consent of the Members, and none of (A) the effect of admitting additional Members and/or issuing additional Units or other securities in the LLC that have rights, preferences, privileges, limitations, restrictions and/or obligations that are junior to, *pari passu* with, superior to or different from those of the existing Members and/or Units, (B) the amendment of this Agreement to provide for or effect the authorization or issuance thereof or (C) any activities reasonably necessary or appropriate to accomplish the foregoing, shall, in and of itself, be deemed to adversely affect a Member or a Class of Units or require consent of any Member pursuant to this Agreement.

Section 4.07 – <u>Power of Attorney</u>.

(a)	By signing this Agreement, each Member hereby makes, constitutes and appoints the Company Manager, with full power of substitution and re-substitution, his, her or its true and lawful agent or agents and attorney- or attorneys-in-fact for him, her or it and in his, hers or its name, place and stead, to sign, execute, certify, acknowledge, file and record (i) all instruments amending, restating or canceling the Certificate, as the same may hereafter be amended or restated, that may be appropriate and (ii) such other agreements, instruments, elections or documents as may be necessary or advisable (a) to reflect to reflect the exercise by a Member of any of the powers granted to him, her or it under this Agreement, (b) to reflect the admission to the Company of any Additional Member in accordance with this Agreement or Substituted Member in accordance with this Agreement (c) that may be required of the Company or of the Members by the laws of Delaware or any other jurisdiction. Each Member authorizes such agent or attorney-in-fact to take any further action that such agent or attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving such agent or attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in and about the foregoing as fully as such Member might or could do if personally present, and hereby ratifying and confirming all that such agent or attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Each Member shall provide to the Company Manager copies of all documents executed pursuant to the power of attorney contained in this Section.

(b)	The power of attorney granted pursuant to this <u>Section 4.07</u>

(i)	is a special power of attorney coupled with an interest and is irrevocable;

(ii)	may be exercised by such attorney-in-fact by listing all of the Members executing any agreement, certificate, instrument or document with the single signature of such attorney-in-fact acting as attorney-in-fact for all of them; and

(iii)	shall survive the Transfer by a Member of its Interest in the Company, except that where the Transferee thereof is admitted as a Substituted Member, the power of attorney shall survive such assignment as to the Transferor for the sole purpose of enabling such attorney-in-fact to execute, acknowledge and file any such agreement, certificate, instrument or document as is necessary to effect such admission.

Section 4.08 – <u>Construction</u>: Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

Section 4.09 – <u>Waivers</u>: The failure of any party hereto to seek redress for default of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a default, from having the effect of an original default.

Section 4.10 – <u>Severability</u>: If any provision or term of this Agreement is found to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is the intent of the parties hereto for the terms and conditions of this Agreement to be interpreted to the greatest extent possible so as to remain valid and enforceable, and any provision or term of this Agreement found by a court to be invalid, void or unenforceable, shall be rewritten by the court pursuant to this intent.

Section 4.11 – <u>Counterparts</u>: This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. For the avoidance of doubt, affirmation or signature of this Agreement or Unit purchase or issuance agreement by electronic means (an "**Electronic Signature**") shall constitute the execution and delivery of a counterpart of this Agreement or a Unit purchase or issuance agreement by or on behalf of such Person intending to be bound by the terms of this Agreement. The Parties agree that this Agreement, each Unit purchase or issuance agreement and any additional information incidental thereto may be maintained as electronic records. Any Person providing an Electronic Signature further agrees to take any and all additional actions, if any, evidencing their intent to be bound by the terms of this Agreement, as may be reasonably requested by the Manager.

Section 4.12 – <u>Integration</u>: This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 4.13 – <u>Dispute Resolution</u>. Any controversy, dispute, or claim arising out of, in connection with, or in relation to the interpretation, performance or breach of this Agreement or any agreement or other instrument executed pursuant hereto or otherwise arising out of the execution of any of the foregoing, including, without limitation, any claim based on contract, tort, or statute, shall be resolved or determined, at the request of any party, by arbitration conducted in Los Angeles, California, in accordance with the then-existing Rules for Commercial Arbitration of the American Arbitration Association. Any judgment or award rendered by the arbitrator will be final, binding and non-appealable, and judgment may be entered by any State or Federal court having jurisdiction thereof. The arbitrator shall be required to decide the controversy in accordance with applicable substantive Law. Any controversy concerning whether a dispute is an arbitrable dispute or as to the interpretation or enforceability of this Section shall be determined by the arbitrator. The arbitrator shall be a retired or former judge and must have substantial professional experience with regard to corporate or partnership legal matters. All arbitration proceedings shall be held in the strictest of confidence and all parties and counsel shall be bound

by such requirement of confidentiality. The parties intend that this agreement to arbitrate be valid, enforceable and irrevocable. The designation of a situs or a governing law for this Agreement or the arbitration shall not be deemed an election to preclude application of the Federal Arbitration Act, if it would be applicable. In the arbitrator's award, the arbitrator shall allocate, in his or her discretion, among the parties to the arbitration all costs of arbitration, including the fees of the arbitrator and reasonable attorney's fees, costs and expert witness expenses of the parties.

IN WITNESS WHEREOF, the parties hereto have caused their signatures, or the signatures of their duly authorized representatives, and seals to be set forth below as of the day and year first above written.

COMPANY:

FANCHISE LEAGUE COMPANY, LLC

DocuSigned by:
Sohrob Farudi
B5FE14C7887B4A5...

By: Name: Sohrob Farudi
Title: Chief Executive Officer

MEMBERS: Fan Controlled Sports & Entertainment, Inc.

DocuSigned by:
By: Sohrob Farudi
B5FE14C7887B4A5...

CEO

EXHIBIT A:

SEPARATE SERIES AGREEMENT
FCF TEAM 1, LLC

THIS SEPARATE SERIES AGREEMENT, dated as of the 29th day of September, 2020 (this "Separate Series Agreement"), is entered into by and between Fanchise League Company, LLC, associated with the newly created Series identified below; and Fan Controlled Sports & Entertainment, Inc., as Member of the Company. Capitalized terms used herein and not otherwise defined are used as defined in the Limited Liability Company Agreement of the Company, dated and effective as of the 29th day of September, 2020 as amended from time to time, the "the Agreement").

RECITALS

WHEREAS, the Company hereto have heretofore formed a limited liability company pursuant to the Delaware Limited Liability Company Act by filing a Certificate of Formation of the Company with the office of the Secretary of the State of Delaware and by entering into the Agreement; and

WHEREAS, it is intended by the parties hereto to create an additional Series with respect to Separate Property in the form of the New Series with such Separate Property having an address care of: 2629 Manhattan Drive #218, Hermosa Beach, CA 90254.

WHEREAS, it is intended by the parties hereto that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to the New Series and Separate Property be enforceable against the assets of the New Series and Separate Property only, and not against the assets of the Company generally or any other series thereof; and

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

1.	**New Series**. In accordance with the Agreement, the Company hereby create the New Series, which shall be a "Series" for purposes of the Agreement. The purpose of this Series shall be limited to capitalizing and operating an indoor professional football team as part of Fan Controlled Football ("FCF").

2.	**Name of New Series**. The name of the New Series created by this Separate Series Agreement shall be: **FCF Team 1, LLC.**

3.	**Agreement to be Bound**. Each of the undersigned agrees to be bound by the terms and provisions of the Agreement.

4.	**Headings**. The headings in this Separate Series Agreement are included for

convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent, or intent of this Separate Series Agreement or any provision hereof.

5. **Severability**. The invalidity or unenforceability of any particular provision of this Separate Series Agreement shall not affect the other provisions hereof, and this Separate Series Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

6. **Integration**. This Separate Series Agreement and the Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements and understandings pertaining thereto.

7. **Counterparts**. This Separate Series Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

8. **Governing Law**. This Separate Series Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

9. **Managers**. The names and addresses of the Manager(s) of this Series is/are:

Sohrob Farudi, Chief Executive Officer, FANCHISE LEAGUE COMPANY, LLC

The Manager(s) shall serve until his/her/their successors are selected.

10. **Members**. The members of this series shall be the individuals set forth within the attached Series Member Listing. The series units represent interests only in the series and not in the Company or FANCHISE LEAGUE COMPANY. Majority Voting Interest controls all decisions.

IN WITNESS WHEREOF, the parties hereto have executed, setting their hands and seals this Separate Series Agreement as of the date first-above stated.

MEMBERS ASSOCIATED WITH COMPANY:

DocuSigned by:

Sohrob Farudi

B5FE14C7887B4A5...

Sohrob Farudi

MEMBERS ASSOCIATED WITH FCF Team 1, LLC:

DocuSigned by:

Sohrob Farudi

B5FE14C7887B4A5...

Member

CEO

EXHIBIT B:

SEPARATE SERIES AGREEMENT
FCF TEAM 2, LLC

THIS SEPARATE SERIES AGREEMENT, dated as of the 29th day of September, 2020 (this "Separate Series Agreement"), is entered into by and between Fanchise League Company, LLC, associated with the newly created Series identified below; and Fan Controlled Sports & Entertainment, Inc., as Member of the Company. Capitalized terms used herein and not otherwise defined are used as defined in the Limited Liability Company Agreement of the Company, dated and effective as of the 29th day of September, 2020 as amended from time to time, the "the Agreement").

RECITALS

WHEREAS, the Company hereto have heretofore formed a limited liability company pursuant to the Delaware Limited Liability Company Act by filing a Certificate of Formation of the Company with the office of the Secretary of the State of Delaware and by entering into the Agreement; and

WHEREAS, it is intended by the parties hereto to create an additional Series with respect to Separate Property in the form of the New Series with such Separate Property having an address care of: 2629 Manhattan Drive #218, Hermosa Beach, CA 90254.

WHEREAS, it is intended by the parties hereto that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to the New Series and Separate Property be enforceable against the assets of the New Series and Separate Property only, and not against the assets of the Company generally or any other series thereof; and

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

11. **New Series**. In accordance with the Agreement, the Company hereby create the New Series, which shall be a "Series" for purposes of the Agreement. The purpose of this Series shall be limited to capitalizing and operating an indoor professional football team as part of Fan Controlled Football ("FCF").

12. **Name of New Series**. The name of the New Series created by this Separate Series Agreement shall be: **FCF Team 2, LLC.**

13. **Agreement to be Bound**. Each of the undersigned agrees to be bound by the terms and provisions of the Agreement.

14. **Headings**. The headings in this Separate Series Agreement are included for

convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent, or intent of this Separate Series Agreement or any provision hereof.

15.   **Severability**. The invalidity or unenforceability of any particular provision of this Separate Series Agreement shall not affect the other provisions hereof, and this Separate Series Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

16.   **Integration**. This Separate Series Agreement and the the Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements and understandings pertaining thereto.

17.   **Counterparts**. This Separate Series Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

18.   **Governing Law**. This Separate Series Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

19.   **Managers**. The names and addresses of the Manager(s) of this Series is/are:

Sohrob Farudi, Chief Executive Officer, FANCHISE LEAGUE COMPANY, LLC

The Manager(s) shall serve until his/her/their successors are selected.

20.   **Members**. The members of this series shall be the individuals set forth within the attached Series Member Listing. The series units represent interests only in the series and not in the Company or FANCHISE LEAGUE COMPANY. Majority Voting Interest controls all decisions.

IN WITNESS WHEREOF, the parties hereto have executed, setting their hands and seals this Separate Series Agreement as of the date first-above stated.

MEMBERS ASSOCIATED WITH COMPANY:

DocuSigned by:

Sohrob Farudi

Sohrob Farudi

MEMBERS ASSOCIATED WITH FCF Team 2, LLC:

DocuSigned by:

Sohrob Farudi

Member

CEO

36

EXHIBIT C:

SEPARATE SERIES AGREEMENT
FCF Team 3, LLC

THIS SEPARATE SERIES AGREEMENT, dated as of the 29th day of September, 2020 (this "Separate Series Agreement"), is entered into by and between Fanchise League Company, LLC, associated with the newly created Series identified below; and Fan Controlled Sports & Entertainment, Inc., as Member of the Company. Capitalized terms used herein and not otherwise defined are used as defined in the Limited Liability Company Agreement of the Company, dated and effective as of the 29th day of September, 2020 as amended from time to time, the "the Agreement").

RECITALS

WHEREAS, the Company hereto have heretofore formed a limited liability company pursuant to the Delaware Limited Liability Company Act by filing a Certificate of Formation of the Company with the office of the Secretary of the State of Delaware and by entering into the Agreement; and

WHEREAS, it is intended by the parties hereto to create an additional Series with respect to Separate Property in the form of the New Series with such Separate Property having an address care of: 2629 Manhattan Drive #218, Hermosa Beach, CA 90254.

WHEREAS, it is intended by the parties hereto that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to the New Series and Separate Property be enforceable against the assets of the New Series and Separate Property only, and not against the assets of the Company generally or any other series thereof; and

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

21. **New Series**. In accordance with the Agreement, the Company hereby create the New Series, which shall be a "Series" for purposes of the Agreement. The purpose of this Series shall be limited to capitalizing and operating an indoor professional football team as part of Fan Controlled Football ("FCF").

22. **Name of New Series**. The name of the New Series created by this Separate Series Agreement shall be: **FCF Team 3, LLC.**

23. **Agreement to be Bound**. Each of the undersigned agrees to be bound by the terms and provisions of the Agreement.

24. **Headings**. The headings in this Separate Series Agreement are included for

convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent, or intent of this Separate Series Agreement or any provision hereof.

25. **Severability**. The invalidity or unenforceability of any particular provision of this Separate Series Agreement shall not affect the other provisions hereof, and this Separate Series Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

26. **Integration**. This Separate Series Agreement and the Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements and understandings pertaining thereto.

27. **Counterparts**. This Separate Series Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

28. **Governing Law**. This Separate Series Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

29. **Managers**. The names and addresses of the Manager(s) of this Series is/are:

Sohrob Farudi, Chief Executive Officer, FANCHISE LEAGUE COMPANY, LLC

The Manager(s) shall serve until his/her/their successors are selected.

30. **Members**. The members of this series shall be the individuals set forth within the attached Series Member Listing. The series units represent interests only in the series and not in the Company or FANCHISE LEAGUE COMPANY. Majority Voting Interest controls all decisions.

IN WITNESS WHEREOF, the parties hereto have executed, setting their hands and seals this Separate Series Agreement as of the date first-above stated.

MEMBERS ASSOCIATED WITH COMPANY:

Sohrob Farudi
Sohrob Farudi

MEMBERS ASSOCIATED WITH FCF Team 3, LLC:

Sohrob Farudi
Member
CEO

EXHIBIT D:

SEPARATE SERIES AGREEMENT
FCF TEAM 4, LLC

THIS SEPARATE SERIES AGREEMENT, dated as of the 29th day of September, 2020 (this "Separate Series Agreement"), is entered into by and between Fanchise League Company, LLC, associated with the newly created Series identified below; and Fan Controlled Sports & Entertainment, Inc., as Member of the Company. Capitalized terms used herein and not otherwise defined are used as defined in the Limited Liability Company Agreement of the Company, dated and effective as of the 29th day of September, 2020 as amended from time to time, the "the Agreement").

RECITALS

WHEREAS, the Company hereto have heretofore formed a limited liability company pursuant to the Delaware Limited Liability Company Act by filing a Certificate of Formation of the Company with the office of the Secretary of the State of Delaware and by entering into the Agreement; and

WHEREAS, it is intended by the parties hereto to create an additional Series with respect to Separate Property in the form of the New Series with such Separate Property having an address care of: 2629 Manhattan Drive #218, Hermosa Beach, CA 90254.

WHEREAS, it is intended by the parties hereto that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to the New Series and Separate Property be enforceable against the assets of the New Series and Separate Property only, and not against the assets of the Company generally or any other series thereof; and

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

31. **New Series**. In accordance with the Agreement, the Company hereby create the New Series, which shall be a "Series" for purposes of the Agreement. The purpose of this Series shall be limited to capitalizing and operating an indoor professional football team as part of Fan Controlled Football ("FCF").

32. **Name of New Series**. The name of the New Series created by this Separate Series Agreement shall be: **FCF Team 4, LLC.**

33. **Agreement to be Bound**. Each of the undersigned agrees to be bound by the terms and provisions of the Agreement.

34. **Headings**. The headings in this Separate Series Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent, or intent of this Separate Series Agreement or any provision hereof.

35. **Severability**. The invalidity or unenforceability of any particular provision of this Separate Series Agreement shall not affect the other provisions hereof, and this Separate Series Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

36. **Integration**. This Separate Series Agreement and the Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements and understandings pertaining thereto.

37. **Counterparts**. This Separate Series Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

38. **Governing Law**. This Separate Series Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

39. **Managers**. The names and addresses of the Manager(s) of this Series is/are:

Sohrob Farudi, Chief Executive Officer, FANCHISE LEAGUE COMPANY, LLC

The Manager(s) shall serve until his/her/their successors are selected.

40. **Members**. The members of this series shall be the individuals set forth within the attached Series Member Listing. The series units represent interests only in the series and not in the Company or FANCHISE LEAGUE COMPANY. Majority Voting Interest controls all decisions.

IN WITNESS WHEREOF, the parties hereto have executed, setting their hands and seals this Separate Series Agreement as of the date first-above stated.

MEMBERS ASSOCIATED WITH COMPANY:

DocuSigned by:

Sohrob Farudi

B5FE14C7887B4A5...

Sohrob Farudi

MEMBERS ASSOCIATED WITH FCF Team 4, LLC:

DocuSigned by:

Sohrob Farudi

B5FE14C7887B4A5...

Member

CEO

EXHIBIT E:

LIST OF SERIES MANAGERS & MEMBERS

Series LLC Name: Fanchise League Company LLC – FCF Team 1, LLC

Relationship	Name	# of Units	% Initial Ownership
Manager	Sohrob Farudi CEO, Fanchise League Company, LLC	NA	NA
Member	Fan Controlled Sports & Entertainment, Inc.	1,000,000 League Units 1,300,000 Team Units	100.0%

Series LLC Name: Fanchise League Company LLC – FCF Team 2, LLC

Relationship	Name	# of Units	% Initial Ownership
Manager	Sohrob Farudi CEO, Fanchise League Company, LLC	NA	NA
Member	Fan Controlled Sports & Entertainment, Inc.	1,000,000 League Units 1,300,000 Team Units	100.0%

Series LLC Name: Fanchise League Company LLC – FCF Team 3, LLC

Relationship	Name	# of Units	% Initial Ownership
Manager	Sohrob Farudi CEO, Fanchise League Company, LLC	NA	NA
Member	Fan Controlled Sports & Entertainment, Inc.	1,000,000 League Units 1,300,000 Team Units	100.0%

Series LLC Name: Fanchise League Company LLC – FCF Team 4, LLC

Relationship	Name	# of Units	% Initial Ownership
Manager	Sohrob Farudi CEO, Fanchise League Company, LLC	NA	NA
Member	Fan Controlled Sports & Entertainment, Inc.	1,000,000 League Units 1,300,000 Team Units	100.0%

EXHIBIT F:

AGREEMENT TO TERMINATE SERIES

     THIS AGREEMENT TO TERMINATE SERIES, dated as of _____, 20 (the "Termination Agreement"), is entered into by and between _____, as a member of [INSERT NAME], LLC ("the "Company") associated with the Terminated Series (as defined below) and _____, as a member of the Company associated with the Terminated Series. Capitalized terms used herein and not otherwise defined are used as defined in the Limited Liability Company Agreement of the Company, dated and effective as of _____, 20 (as amended from time to time, the "LLC Agreement"), by and between _____ and_____.

RECITALS

     WHEREAS, the parties hereto have heretofore formed a limited liability company pursuant to the Delaware Limited Liability Company Act by filing a Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware and by entering into the Agreement; and

     WHEREAS, it is intended by the parties hereto to terminate a Series of the Company; and

     NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

     1.   **Terminating Series**. In accordance with of the Agreement, and _____ hereby agree to terminate the Series known as _____ (the "Terminated Series").

     2.   **Winding up of Series**. The affairs of the Terminating Series shall be wound up in accordance with the Agreement.

     3.   **Company Continues Without Dissolution**. Notwithstanding the fact that the Terminated Series has been terminated under this Termination Agreement, unless otherwise dissolved in accordance with the Agreement, the Company shall continue without dissolution.

     4.   **Heading**s. The headings in this Termination Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent, or intent of this Termination Agreement or any provision hereof.

     5.   **Severability**. The invalidity or unenforceability of any particular provision of this

Termination Agreement shall not affect the other provisions hereof, and this Termination Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

6.   **Integration**. This Termination Agreement and the Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements and understandings pertaining thereto.

7.   **Counterparts**. This Termination Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

8.   **Governing Law**. This Termination Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

IN WITNESS WHEREOF, the parties hereto have executed this Termination Agreement as of the date first-above stated.

MEMBERS OF TERMINATED SERIES:

_____

as Member

EXHIBIT G:

ORIGINAL OPERATING AGREEMENT

EXHIBIT H:

TEAM ALLOCATION METHODOLOGY

Upon the formation of the teams that will comprise the FCF, the Manager shall assign one team to each Series LLC contemplated by this Agreement. Amounts distributable to Series LLC pursuant to Section 2.08(b)(i) shall be allocated amongst the Series LLC's pro rata in accordance with the profitability of the FCF teams associated with such Series LLC for the applicable Fiscal Year. Each such team's profitability for the applicable Fiscal Year shall be calculated by dividing the aggregate amount of Team Revenue directly associated with such team for such Fiscal Year as determined by the Manager by the aggregate amount of Team Revenue of the FCF for such Fiscal Year.

Any determination by the Manager contemplated by this Exhibit H will be conclusive, absent manifest error, and will be absolutely binding upon the LLC, each of the Members and their respective successors, personal representatives and permitted assigns.

For purposes of illustration, in the event that (i) "Team 1" is assigned to the Team 1 Series LLC issued in connection with this Agreement by the Manager, and (ii) 30% of the aggregate Team Revenue of the FCF for a given Fiscal Year is directly attributable to Team 1 as determined by the Manager, then 30% of the amount distributable to Team 1 Series LLC pursuant to Section 2.08(b)(i) (the "Team 1 Allocation") shall be allocated to the Team 1 Series LLC, and the Team 1 Series LLC Allocation shall be distributed to the Team 1 Series LLC Members pro rata in proportion to each Team 1 Series LLC Member's Team Percentage Interest.

EXHIBIT I:

DISTRIBUTABLE CASH EXAMPLE

Assume the following:
i.   The Company Member holds a Team 1 Team Units Percentage Interest of 45%.
ii.   A team captain (the "Team Captain") holds a Team 1 Incentive Units Percentage Interest of 40%, comprised of Profits Interests issued pursuant to the Equity Incentive Plan.
iii.   A fan (the "Fan") holds a Team 1 Team Units Percentage Interest of 5%.
iv.   Employees (the "Employees") hold a Team 1 Team Units Percentage Interest of 10%, comprised of Profits Interests issued pursuant to the Equity Incentive Plan.
Year 1
Assume the following:
v.   At the end of Fiscal Year 1, League Revenue is $3,000,000.
vi.   At the end of Fiscal Year 1, Team Revenue is $617,500.
vii.   At the end of Fiscal Year 1, total league expenses are $3,200,000.
viii.   Team 1 is responsible for 70% of the LLC's aggregate Team Revenue.
With the aforementioned assumptions:
i.   FCF's total revenues for Fiscal Year 1 would be $3,617,500 (i.e., $3,000,000 League Revenue plus $617,500 Team Revenue).
ii.   The aggregate amount of Distributable Cash distributable to the Series LLC's would be $417,500 (i.e., $3,617,500 in aggregate revenue minus total expenses of $3,200,000).
iii.   Since Distributable Cash ($417,500) is less than Team Revenue for Fiscal Year 1 ($617,500), Distributable Cash shall be distributed to the Series LLC's pursuant to Section 2.08(b)(i).
iv.   The aggregate amount of Distributable Cash distributable to Team 1 Series LLC pursuant to Section 2.08(b)(i) would be $292,250 (i.e., $417,500 in Distributable Cash multiplied by Team 1's 70% of profitability).
With these assumptions, Distributable Cash would be distributed pursuant to Section 2.08(b)(i) to the Team 1 Team Unit Members as follows:
i.   The Company Member would receive $131,512.50 (i.e., $292,250 multiplied by the Company Member's Team Percentage Interest of 45%).
ii.   The Team Captain would receive $116,900 (i.e., $292,250 multiplied by the Team Captain's Team Percentage Interest of 40%).
iii.   The Fan would receive $14,612.50 (i.e., $292,250 multiplied by the Fan's Team Percentage Interest of 5%).
iv.   The Employees would receive $29,225 (i.e., $292,250 multiplied by the Employees' Team Percentage Interest of 10%).

Year 2
Assume the following:
ix.   At the end of Fiscal Year 2, League Revenue is $7,000,000.
x.   At the end of Fiscal Year 2, Team Revenue is $1,235,000.
xi.   At the end of Fiscal Year 2, total league expenses are $6,000,000.

xii.   Team 1 is responsible for 70% of the LLC's aggregate Team Revenue.
          With the aforementioned assumptions:

v.   FCF's total revenues for Fiscal Year 2 would be $8,235,000 (i.e., $7,000,000 League Revenue plus $1,235,000 Team Revenue).

vi.   The aggregate amount of Distributable Cash distributable to the Series LLC's would be $2,235,000 (i.e., $8,235,000 in aggregate revenue minus total expenses of $6,000,000).

vii.   Since Distributable Cash ($2,235,000) is more than Team Revenue for Fiscal Year 2 ($1,235,000), Distributable Cash shall be distributed to the Series LLC's pursuant to Section 2.08(b)(ii).

viii.   The aggregate amount of Distributable Cash distributable to the Series LLC's pursuant to Section 2.08(b)(ii)(1) would be $1,235,000 (i.e., the aggregate Team Revenue of $1,235,000).

ix.   The aggregate amount of Distributable Cash distributable to the Team 1 Series LLC pursuant to Section 2.08(b)(ii)(1) would be $864,500 (i.e., the aggregate Team Revenue of $1,235,000 multiplied by Team 1's 70% of profitability).

x.   The aggregate amount of Distributable Cash distributable to the Series LLC's pursuant to Section 2.08(b)(ii)(2) would be $1,000,000 (i.e., $2,235,000 of Distributable Cash minus $1,235,000 of Team Revenue).

xi.   The aggregate amount of Distributable Cash distributable to the Team 1 Series LLC pursuant to Section 2.08(b)(ii)(2) would be $125,000 (i.e., $1,000,000 of Distributable Cash distributable to the Series LLC's pursuant to Section 2.08(b)(ii)(2) divided by the number of teams)

With these assumptions, Distributable Cash would be distributed pursuant to Section 2.08(b)(ii) to the Team 1 Team Unit Members as follows:

(a)   Under Section 2.08(b)(ii)(1),

i.   The Company Member would receive $389,025 (i.e., $864,500 multiplied by the Company Member's Team Unit Percentage Interest of 45%).

ii.   The Team Captain would receive $345,800 (i.e., $864,500 multiplied by the Team Captain's Team Unit Percentage Interest of 40%).

iii.   The Fan would receive $43,225 (i.e., $864,500 multiplied by the Fan's Team Unit Percentage Interest of 5%).

iv.   The Employees would receive $86,450 (i.e., $864,500 multiplied by the Employees' Team Unit Percentage Interest of 10%).

(b)   Under Section 2.08(b)(ii)(2),

i.   The Company Member would receive $56,250 (i.e., $125,000 multiplied by the Company Member's Team Unit Percentage Interest of 45%).

ii.   The Team Captain would receive $50,000 (i.e., $125,000 multiplied by the Team Captain's Team Unit Percentage Interest of 40%).

iii.   The Fan would receive $6,250 (i.e., $125,000 multiplied by the Fan's Team Unit Percentage Interest of 5%).

iv.   The Employees would receive $12,500 (i.e., $125,000 multiplied by the Employees' Team Percentage Interest of 10%).

EXHIBIT F
Video Transcript

FCF Sizzle Script for Republic

Video	Audio
Ultra-Fast Sizzle Montage: 10 secs (Use shots/cuts from the "FCF 101" Hype Video)	Music: Driving, Pulse-Quickening Beat SFX: Assorted, powerful football nat sounds SFX: Counter-rival cheers of a stadium crowd. (who/hah/who/hah)
Ray on-camera (iPhone at with dynamic background, in the stand of the practice field with playerstraining in the background.) Chyron: "Co-Founder, Co-Owner" (screenshots of the app experience or 101's animated 3D graphics)	**Ray:** THIS IS FOR YOU, Sports fans! FAN CONTROLLED FOOTBALL! Where the POWER of the game, belongs to YOU- the Armchair Quarterbacks or anyone whose fantasy team is a work of art. FCF is a pro league with elite athletes playing the game we love - BUT where the fans call the shots Picking league rules, to drafting the players, to calling the plays live on gameday. **Wild Line:** That's What's Up!

From the 101 Video... WSJ EXCERPT: "How can football video games get more realistic? Real humans." WASHINGTON POST EXCERPT: "Are you ready for some (Fan Controlled) football?" GQ EXCERPT: "The great fan run football experiment." SPORT BUSINESS EXCERPT: "The time is now for fan controlled sports." MN EXCERPT: "The model is entirely unlike anything ever attempted before."	SFX: Heavy Industrial Steel Clank Sound (punctuating each news headline in quick succession) SFX: Heavy Industrial Steel Clank Sound SFX: Faint whispers of enthusiasm SFX: Heavy Industrial Steel Clank Sound SFX: More excited whispers SFX: Heavy Industrial Steel Clank Sound SFX: Crowds of talk clamor louder SFX: Heavy Industrial Steel Clank Sound MUSIC CUE: Powerful Sting & Drop SFX: Spontaneous roar of a stadium crowd.
Twitch Chat feeds' comments are fire: "Holy crap!", "Can't wait!!!", "That's killer!"	SFX: Piercing through the noise... An assortment of diverse voices enthusiastically speak the chat text. **Wild Lines: *EVERYONE READS*** "Holy crap!", "Can't wait!!!", "That's dope!"

Ray on-camera (iPhone at with different 2nd dynamic background because visual variety is more engaging, maybe a different perspective in the training area)	**Ray:** Ever wish you could own a football team? What about an Esports team? Well, now you can own both! Because Fan Controlled Football is where traditional sports (holds up left hand) and Esports (holds up right hand) COLLIDE! (both hands clap together and hold) It's the next generation of football for the next generation of fan! (pauses for a beat) (NOW FRIENDLY) So join me in the owners box and let's call the shots together! **Wild Line:** So join me as an owner and let's call the shots together!

Continually providing more eye candy with cross-cuts between Patrick and Twitch/FCF App graphics.	**Patrick:** My favorite part of all this, is **THE WEEKLY DRAFT!** Just watch the highlights, check out the stats, and pick the squad you're gonna roll with… AND **THE FAN EXPERIENCE** IS INCREDIBLE! Because when you make the right decisions, you **LEVEL UP!** if you pick the right players, if you crush it as a play caller, watch YOUR name climb to the top of the FCF leaderboards. And the higher you climb the more access and power you unlock as you help lead your team to the championship. **Wild Line:** -That's what I call POWER! -Power to the fans! -Control the game you love!
Montage of hard hits & rough action sounds. **(Possible Card Run to Replace)**	**Ray:** Let me make it real clear - this is REAL football. You're calling the shots for actual pro athletes. The players are real, the emotion is real, the HITS… are real.

Intercut with clips of Johnny Manziel, the design images of the venue. Animation of FCF follower count skyrocketing and images of the various owners with icons for their successes (Super Bowl trophy for Richard, platinum record for Quavo, etc)	**Grant:** **We've signed HUNDREDS OF INCREDIBLE PLAYERS**, including Heisman Trophy winner, **JOHNNY MANZIEL!** So while our kickass venue is being built, our teams are in training camp in anticipation of setting the sports world on fire **THIS FEBRUARY** **SEASON 1.0 HITS THE FIELD** **WITH FOUR TEAMS...** ...Each with rapidly growing fanbases and superstar ownership, groups that includes NFL legends, global celebrities and massively popular content creators who will be part of every broadcast working directly with their/our teams fans on their quest for the title. **_(POSSIBLE GRAPHIC RUN OF CELEBRITY OWNERS)_** **Wild line:** These legends and celebrities will be part of every broadcast working with their team's fans on their quest for the title.

	Sohrob: **SO WHERE CAN YOU WATCH AND PLAY ALONG?**
Cross-cuts between Sohrob and more FCF graphics, gridiron action and Twitch/FCF App graphics.	Well, Amazon's Twitch has acquired the streaming rights and we built a patented platform enabling real-time fan decision making and a truly interactive viewing experience
Show jersey unboxing clips by owners	In addition to digital revenues from streaming and the game experience, we are already selling team apparel with our partner Champion.
Show logo soup from sponsors	And we have signed major sponsors including Progressive Insurance, Gatorade and IBM. We've been hard at work on this for 5 years with the goal of putting the fans in control. This Republic campaign to let fans be true equity owners in our first 4 teams is the highlight for me. This isn't a Green Bay Packers certificate on your wall, this is true equity ownership in a pro football team

Grant on the field with training in the background.	**Grant:** So step into the OWNERS BOX! Lighstpeed Ventures and Verizon led our Seed Round and this is your chance to invest alongside them. You'll literally own a football team with stars like Quavo from Migos, content creators like Deestroying, Greg Miller, Ronnie2k and Bob Menery and NFL stars Richard Sherman, Marshawn Lynch, Austin Ekeler and Joe Montana. And when your friend says "You mean you have him on your fantasy team?" You can say "No man, I own a football team *with him*." [2]
Ray on camera Cut to 4-square of founders.	**Ray:** Fan Controlled Football is the future of sports… and this is your chance to be a part of it now… **ALL 4 casually reply to each other with:** "Power to the fans." (performed in different ways).
	Wild Line FOR EVERYONE: -That's what I call POWER! -Power to the fans -Control the game you love! -That's What's Up! -Let's GOOOOOOO!!! -Own a team!

FINAL END GRAPHIC with URLs	A cacophony of other voices unifies into a thunderous chorus of more voices cheering: "Power to the fans!
	  Power to the fans!
	  Power to the fans!"